IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.4 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Oritani Financial Corp.
(Exact Name of Registrant as Specified in Charter)

0001374756
(Registrant's CIK Number)

Exhibit 99.4 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-137309
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Washington, State of New Jersey, on September 14, 2006.

ORITANI FINANCIAL CORP.

By: ________________________________
Kevin J. Lynch
President and Chief Executive Officer

EXHIBIT 99.4

Oritani Financial Corp.

Conversion Valuation Appraisal

August 30, 2006

Table of Contents
Oritani Financial Corp.
Township of Washington, New Jersey

List of Figures
Oritani Financial Corp.
Township of Washington, New Jersey

List of Exhibits
Oritani Financial Corp.
Township of Washington, New Jersey

Exhibit

Introduction

Oritani Financial Corp. (the "Mid-tier"), is offering for sale shares of its common stock. The shares being offered represent 30.0% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization, and $1.0 million in cash to a charitable foundation established by the Oritani Savings Bank (the "Bank"). After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Oritani Financial Corp., MHC (the "MHC"), the mutual holding company parent. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Oritani Financial Corp. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 30.00% of the total shares will be sold to the depositors and public,
- 2.00% of the total shares will be contributed to a charitable foundation,
- cash equal to $1.0 million will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.5 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10.00% of the total shares outstanding, expensed at $4.39 per option over 5 years straight-line,
- the tax rate is assumed at 35.00%, and
- the net proceeds will be invested at the one-year treasury rate of 5.27%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended June 30, 2005 and June 30, 2006. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners L.P. (the Bank's underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of June 30, 2006, the Bank had $1.0 billion in total assets, $688.6 million in deposits, $643.1 million in net loans and $150.1 million in equity. The following table shows the Bank's facilities as of June 30, 2006.

FIGURE 1 - CURRENT FACILITIES LIST

Location :	Year Opened	Owned/ Leased
Main Office:		
370 Pascack Road Washington, NJ 07676	2005	Owned
Branch Offices:		
742 Anderson Avenue Cliffside Park, NJ 07010	1953	Leased
560 Cedar Lane Teaneck, NJ 07010	1956	Owned
350 Broad Avenue Palisades Park, NJ 07650	1975	Owned
30 Sheridan Avenue Ho-Ho-Kus, NJ 07423	1961	Owned
321 Main Street Hackensack, NJ 07621	1950	Owned
1 Spring Valley Avenue Hackensack, NJ 07621	1975	Owned
150-160 Broadway Woodcliff Lake, NJ 07675	2004	Owned
460 Chamberlain Avenue Paterson, NJ 07522	2006	Leased
7225 Broadway North Bergen, NJ 07047	1972	Owned

Location :	Year Opened	Owned/ Leased
177 Kinderkamack Road Park Ridge, NJ 07656	1972	Leased
236 Grand Avenue Park Ridge, NJ 07656	2002	Owned
311 Fairview Avenue Fairview, NJ 07022	1972	Owned
545 Shaler Boulevard Ridgefield, NJ 07657	1973	Owned
900 River Road New Milford, NJ 07646	1995	Owned
233 Main Street Ridgefield Park, NJ 07660	2004	Leased
4200 Bergenline Avenue Union City, NJ 07087	2002	Owned
1020 Summit Avenue Union City, NJ 07087	2002	Owned
2001 Bergenline Avenue Union City, NJ 07087	2002	Owned

Source: Offering Prospectus

HISTORY AND OVERVIEW

Oritani Savings Bank is a New Jersey-chartered savings bank headquartered in the Township of Washington, New Jersey. Oritani Savings Bank was originally founded in 1911, as a New Jersey building and loan association. Over the years, Oritani Savings Bank has expanded through internal growth as well as through a series of business combinations. In 1997, Oritani Savings Bank converted to a mutual savings bank, and in March 1998, reorganized into the two-tier mutual holding company structure. Oritani Savings Bank conducts business from its main office located at 370 Pascack Road, in the Township of Washington, New Jersey, and its 18 branch offices located in the New Jersey Counties of Bergen, Hudson and Passaic.

Oritani Savings Bank's principal business activity consists of attracting retail and commercial bank deposits and investing those deposits in the origination of multi-family and commercial real estate loans and mortgage loans secured by one- to four-family residential real estate. Oritani Savings Bank also offers second mortgage and equity loans. To a lesser extent, Oritani Savings Bank also invests in mortgage-backed securities, U.S. Government and federal agency obligations, collateralized debt obligations and other investment securities. Oritani Savings Bank offers a variety of deposit accounts, including NOW accounts, money market deposit accounts, savings accounts and time deposits. Deposits are Oritani Savings Bank's primary source of funds for its lending and investing activities. Oritani Savings Bank has also used borrowed funds as a source of funds, principally from the Federal Home Loan Bank of New York.

Both Oritani Financial Corp. and Oritani Saving Bank have investments in real estate and investments in joint ventures and each has loans outstanding with certain of these joint ventures, which are more fully described in this document.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- continuing to focus on multi-family and commercial real estate lending;
- increasing the origination of second mortgage loans, thereby improving our interest rate risk profile;
- expanding the branch network through de novo branching; and
- increasing core deposits.

Balance Sheet Trends

The Bank's balance sheet decreased by $20.3 million, or 1.9%, from $1.1 billion at June 30, 2005 to $1.0 billion at June 30, 2006.

Equity has increased $8.3 million from $141.8 million at June 30, 2005 to $150.1 million at June 30, 2006. The equity to assets ratio was 14.56% at June 30, 2006.

Figure 2 - Asset and Retained Earnings Chart


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Asset ($ in thousands)
$909,835
$1,003,047
$1,037,991
$1,051,702
$1,031,421
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Assets
Equity
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Equity ($ in thousands)

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At June 30,				
	2006	2005	2004	2003	2002
Selected Financial Condition Data:			(In thousands)		
Total assets	$ 1,031,421	$ 1,051,702	$ 1,037,991	$ 1,003,047	$ 909,835
Loans receivable, net	643,064	493,554	383,799	340,967	430,489
Securities available for sale, at market value	10,499	60,924	61,347	62,070	73,055
Securities held to maturity	13,415	25,500	31,500	24,498	33,028
Mortgage-backed securities held to maturity	274,695	372,104	477,712	398,024	49,329
Mortgage-backed securities available for sale, at market value	17,426	25,659	44,869	138,750	278,730
Bank Owned Life Insurance	24,381	18,988	-	-	-
Federal Home Loan Bank of New York stock, at cost	9,367	9,088	7,953	6,250	5,458
Accrued interest receivable	3,910	3,405	3,189	3,407	3,574
Investments in real estate joint ventures, net	6,233	5,438	5,922	3,407	4,148
Real estate held for investment	2,223	1,425	1,535	621	680
Deposits	688,646	702,980	728,111	733,196	690,466
Borrowings	169,780	182,129	155,332	125,373	90,333
Stockholders' equity	150,135	141,796	132,355	124,491	114,835

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At or For the Years Ended June 30,				
	2006	2005	2004 (Unaudited)	2003 (Unaudited)	2002 (Unaudited)
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.81%	0.86%	1.00%	1.11%	1.30%
Return on equity (ratio of net income to average equity)	5.77%	6.51%	7.87%	8.88%	10.35%
Average interest rate spread	2.42%	2.54%	2.47%	2.75%	2.92%
Net interest margin	2.77%	2.80%	2.70%	3.05%	3.27%
Efficiency ratio	54.23%	49.74%	43.85%	49.34%	43.82%
Non-interest expense to average total assets	1.68%	1.43%	1.27%	1.61%	1.57%
Average interest-earning assets to average interest-bearing liabilities	115.05%	114.42%	113.22%	113.64%	111.74%
Asset Quality Ratios:					
Non-performing assets to total assets	0.04%	0.02%	0.08%	0.04%	0.06%
Non-performing loans to total loans	0.07%	0.04%	0.23%	0.13%	0.13%
Allowance for loan losses to total loans	1.18%	1.23%	1.38%	1.34%	1.31%
Capital Ratios:					
Total capital (to risk-weighted assets)	26.98%	30.80%	34.84%	35.49%	31.43%
Tier I capital (to risk-weighted assets)	25.73%	29.55%	33.64%	34.29%	30.28%
Tier I capital (to average assets)	14.39%	13.62%	12.83%	11.97%	12.41%
Other Data:					
Number of full service offices	19	21	21	20	20
Full time equivalent employees	143	138	133	139	128

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $149.5 million from June 30, 2005 to June 30, 2006, and as a percent of assets, the loan portfolio has increased as a percentage of assets from 46.93% to 62.35%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Loans receivable, net
$ in thousands
$430,489
$340,967
$383,799
$493,554
$643,064
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The loan portfolio has grown rapidly. The mix has shifted from conventional 1-4 family loans to multifamily and commercial real estate and construction loans.

FIGURE 6 - LOAN MIX AS OF JUNE 30, 2006

	At June 30,									
	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
First mortgage loan balances:										
Conventional	$ 165,014	25.3%	$ 147,165	29.4%	$ 146,520	37.5%	$ 132,055	38.1%	$ 218,284	50.0%
Partially guaranteed by VA or insured by FHA	56	0.0%	119	0.0%	216	0.0%	402	0.1%	738	0.2%
Multifamily and commercial real estate	379,208	58.1%	271,424	54.1%	190,081	48.7%	152,601	44.1%	151,301	34.7%
Second mortgage and equity loans	66,198	10.2%	55,672	11.1%	50,711	13.0%	51,887	15.0%	55,562	12.7%
Construction loans	38,722	5.9%	24,629	4.9%	2,469	0.6%	1,066	0.3%	1,138	0.2%
Other loans	3,291	0.5%	2,321	0.5%	621	0.2%	8,412	2.4%	9,510	2.2%
Total loans	652,489	100.0%	501,330	100.0%	390,618	100.0%	346,423	100.0%	436,533	100.0%
Other items:										
Deferred loan origination fees, net	1,753		1,604		1,447		821		318	
Allowance for loan losses	7,672		6,172		5,372		4,635		5,726	
Total loans, net	$ 643,064		$ 493,554		$ 383,799		$ 340,967		$ 430,489	

Source: Offering Prospectus

Over half of the loan mix is multifamily and commercial mortgages. The next largest piece is conventional mortgages.

FIGURE 7 - LOAN MIX AT JUNE 30, 2006


Construction loans
5.9%
Other loans
0.5%
Second mortgage and
equity loans
10.2%
Mortgage
25.3%
Multifamily and
commercial
58.1%
Partially guaranteed by
VA or insured by FHA
0.0%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased $307.3 million between June 30, 2003 and June 30, 2006.

FIGURE 8 - SECURITIES CHART


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$434,141
$623,342
$615,428
$484,187
$316,035
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio. The portfolio is heavily weighted in CMOs and other mortgage-backed securities.

FIGURE 9 - INVESTMENT MIX

Securities and Mortgage-backed Securities Available for Sale

	At June 30, 2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Corporate bonds	$ 2,000	$ 2,070	$ 2,000	$ 2,140	$ 2,000	$ 2,080
Mutual funds	8,429	8,429	58,784	58,784	60,000	59,267
Mortgage-backed securities:						
Freddie Mac	2,031	2,025	2,950	2,981	6,110	6,176
Fannie Mae	8,450	8,439	12,164	12,402	18,649	18,940
Government National Mortgage Association	6,991	6,962	10,224	10,276	18,750	18,471
Collateralized mortgage obligations	-	-	-	-	1,276	1,282
Total securities available-for-sale	$ 27,901	$ 27,925	$ 86,122	$ 86,583	$ 106,785	$ 106,216

	At June 30, 2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
United States Government and agency obligations	$ 13,415	$ 13,186	$ 25,500	$ 25,127	$ 31,500	$ 31,009
Mortgage-backed securities:						
Freddie Mac	38,549	36,716	49,369	49,119	54,452	53,145
Government National Mortgage Association	13,902	13,697	21,054	21,036	29,739	29,169
Fannie Mae	75,428	72,986	100,677	100,095	131,055	128,795
Collateralized mortgage obligations	146,816	138,925	201,004	197,511	262,466	254,525
Total securities held-to-maturity	$ 288,110	$ 275,510	$ 397,604	$ 392,888	$ 509,212	$ 496,643

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets increased in 2006. At June 30, 2006, nonperforming assets were $458 thousand, or 0.04% of total assets.

FIGURE 10 - ASSET QUALITY CHART


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
NPLs, REO and other NPAs
$ in thousands
Nonperforming Assets
NPAs to Pd End Assets
0.06%
0.04%
0.08%
0.02%
0.04%
$564
$443
$880
$191
$458
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
0.10%
0.05%
0.00%
NPAs to Pd End Assets

Source: Offering Prospectus

At June 30, 2006, the Bank's nonperforming loans to total loan ratio was 0.07% and the nonperforming assets to total assets ratio was 0.04%.

FIGURE 11 - NONPERFORMING LOANS

	At June 30,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans:					
First mortgage loan balances:					
Conventional	$ 444	$ 145	$ 821	$ 372	$ 544
Partially guaranteed by VA or insured by FHA	14	2	15	27	20
Multifamily and commercial real estate	-	-	-	-	-
Second mortgage and equity loans	-	44	44	44	-
Construction and land loans	-	-	-	-	-
Business loans	-	-	-	-	-
Automobile loans	-	-	-	-	-
Savings account loans	-	-	-	-	-
Total non-accrual loans	458	191	880	443	564
Total loans 90 days and still accruing	-	-	-	-	-
Total non-performing loans	458	191	880	443	564
Total real estate owned	-	-	-	-	-
Total non-performing assets	$ 458	$ 191	$ 880	$ 443	$ 564
Ratios:					
Non-performing loans to total loans	0.07%	0.04%	0.23%	0.13%	0.13%
Non-performing assets to total assets	0.04%	0.02%	0.08%	0.04%	0.06%

Source: Offering Prospectus

The ALLL increased $1.5 million from June 30, 2005 to June 30, 2006. The Bank's ALLL to loans ratio decreased from 1.23% at June 30, 2005 to 1.18% at June 30, 2006.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
ALLL
$ in thousands
$5,726
$4,635
$5,372
$6,172
$7,672
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ALLL to Loans
ALLL
ALLL to Loans

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have trended downward since June 30, 2003. From June 30, 2005 to June 30, 2006, deposits decreased $14.3 million. Borrowings have decreased by $12.3 million since June 30, 2005.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$690,466
$90,333
$733,196
$125,373
$728,111
$155,332
$702,980
$182,129
$688,646
$169,780
Total Deposits
Borrowed Funds
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of June 30, 2006. The largest portion of the deposit mix is certificates of deposit which account for 59.2% of the portfolio.

FIGURE 14 - DEPOSIT MIX


NOW accounts
11.2%
Money Market
Accounts
3.2%
Savings accounts
26.4%
Certificate of deposit
59.2%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 15 - INTEREST RATE RISK

	Estimated Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
(basis points)			(Dollars in thousands)		
+300bp	75,301	(73,543)	-49%	8.43%	(660)
+200bp	100,779	(48,065)	-32%	10.88%	(415)
+100bp	127,259	(21,585)	-15%	13.26%	(177)
0bp	148,844			15.03%	
-100bp	163,906	15,062	-10%	16.12%	109

Source: Offering Prospectus

NET WORTH AND CAPITAL

At June 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position		At June 30, 2006 Amount ($000's)	Percentage of Assets
GAAP Capital	$	122,803	12.20%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	122,721	12.13%
Requirement		40,479	4.00%
Excess	$	82,242	8.13%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	122,721	22.00%
Requirement		22,316	4.00%
Excess	$	100,405	18.00%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	129,703	23.25%
Requirement		44,632	8.00%
Excess	$	85,071	15.25%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

FIGURE 17 - NET INCOME CHART


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$11,121
$10,658
$10,107
$8,960
$8,462
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
For the Twelve Months Ended

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended June 30, 2006.

FIGURE 18 - CORE NET INCOME CALCULATION

Unaudited		For the Twelve Months Ended June 30, 2006
		($000's)
Net Income as Reported	$	8,462
Pre-Tax Adjustments:		
Less: Gain on Sale of Branch		(444)
Plus: Pension Funding Expense		1,700
Total Adjustments		1,256
Tax Impact (35%)		440
After-Tax Adjustments		816
Core Net Income	$	9,278
Core ROAA		0.89%
Core ROAE		6.33%

Source: Offering Prospectus and Bank Management

The net interest spread and margin decreased between the twelve months ended June 30, 2005 and the twelve months ended June 30, 2006. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

FIGURE 19 - AVERAGE YIELDS AND COSTS

	For the Years Ended June 30,					
	2006			2005		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Loans	$ 623,120	$ 36,196	5.81%	$ 455,972	$ 26,339	5.78%
Securities available for sale	24,728	1,087	4.40%	61,283	1,834	2.99%
Securities held to maturity	21,160	1,026	4.85%	26,000	946	3.64%
Mortgage backed securities available for sale	20,811	959	4.61%	33,865	1,418	4.19%
Mortgage backed securities held to maturity	310,620	11,926	3.84%	419,752	15,783	3.76%
Interest on federal funds sold	1,881	82	4.36%	5,291	119	2.25%
Total interest-earning assets	1,002,320	$ 51,276	5.12%	1,002,163	$ 46,439	4.63%
Non-interest-earning assets	37,767			34,544		
Total assets	$ 1,040,087			$ 1,036,707		
Interest-bearing liabilities:						
Savings deposits	196,386	2,382	1.21%	227,811	2,536	1.11%
Money market	20,771	710	3.42%	25,075	542	2.16%
NOW accounts	82,980	687	0.83%	70,486	342	0.49%
Time deposits	395,673	12,703	3.21%	387,562	8,608	2.22%
Total deposits	695,810	16,482	2.37%	710,934	12,028	1.69%
Borrowings	175,395	7,040	4.01%	164,963	6,321	3.83%
Total interest-bearing liabilities	871,205	23,522	2.70%	875,897	18,349	2.09%
Non-interest-bearing liabilities	22,221			23,173		
Total liabilities	893,426			899,070		
Stockholders' equity	146,661			137,637		
Total liabilities and stockholders' equity	$ 1,040,087			$ 1,036,707		
Net interest income		$ 27,754			$ 28,090	
Net interest rate spread (1)			2.42%			2.54%
Net interest-earning assets (2)	$ 131,115			$ 126,266		
Net interest margin (3)			2.77%			2.80%
Ave. interest-earning assets to interest-bearing liabilities			115.05%			114.42%

Source: Offering Prospectus

Spread and margin have trended downward since the twelve month period ended June 30, 2002. After declining 57 basis points between the year ended June 30, 2002 to the year ended June 30, 2004, margin increased for the year ended June 30, 2005.

However, spread and margin both decreased between the twelve months ended June 30, 2005, and the twelve months ended June 30, 2006.

FIGURE 20 - SPREAD AND MARGIN CHART


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.27%
3.05%
2.70%
2.80%
2.77%
2.92%
2.75%
2.47%
2.54%
2.42%
Spread
Margin
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
For the Twelve Months Ended

Source: Offering Prospectus

The Bank's annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

FIGURE 21 - INCOME STATEMENT TRENDS

	Years Ended June 30,				
	2006	2005	2004	2003	2002
	(In thousands)				
Selected Operating Data:					
Interest and dividend income	$ 51,276	$ 46,439	$ 43,714	$ 49,317	$ 51,920
Interest expense	23,522	18,349	17,266	20,870	25,005
Net interest income	27,754	28,090	26,448	28,447	26,915
Provision for losses on loans	1,500	800	737	(1,100)	251
Net interest income after provision for loan losses	26,254	27,290	25,711	29,547	26,664
Other income	4,560	1,663	2,914	2,890	3,768
Other expense	17,525	14,800	12,874	15,461	13,445
Income before income tax expense	13,289	14,153	15,751	16,976	16,987
Income tax expense	4,827	5,193	5,644	6,318	5,866
Net income	$ 8,462	$ 8,960	$ 10,107	$ 10,658	$ 11,121

Source: Offering Prospectus

Between the fiscal years ended 2001 through 2006 ROAA and ROAE steadily decreased, primarily due to increasing levels of noninterest expense. The Bank's ROAA and ROAE for the twelve month period ended June 30, 2006 were 0.81% and 5.77%, respectively.

FIGURE 22 - PROFITABILITY TREND CHART


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
ROAA
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
ROAE
ROAA
ROAE
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
For the Twelve Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

According to the offering circular, at June 30, 2006, the Bank was not involved in any legal proceedings, the outcome of which would be material to its financial condition or results of operations.

SUBSIDIARIES & JOINT VENTURES

Oritani Financial Corp. is the owner of Oritani Savings Bank, Hampshire Financial LLC and Oritani LLC. Hampshire Financial LLC and Oritani LLC are New Jersey limited liability companies that own real estate and investments in real estate. In addition, at June 30, 2006, Oritani Financial Corp., either directly or through one of its subsidiaries, had loans with an aggregate balance of $33.6 million on 10 of the properties in which it (either directly or through one of its subsidiaries) had an ownership interest. All such loans are performing in accordance with their terms.

Oritani Savings Bank has the following subsidiaries: Oritani Financial Services, Inc. (inactive), Ormon LLC and Oritani Holding Company. Ormon LLC is a New Jersey limited liability company that owns real estate investments in New Jersey as well as investments in joint ventures that own income-producing commercial and residential rental properties in New Jersey as described below.

Oritani Holding Company is a New Jersey corporation that owns Oritani Asset Corporation, a real estate investment trust, formed in 1998 for the sole purpose of acquiring mortgage loans and mortgage-backed securities from Oritani Savings Bank. Oritani Asset Corporation's primary objective is to maximize long-term returns on equity. At June 30, 2006, Oritani Asset Corporation had $612.3 million in assets. Oritani Asset Corporation is taxed and operates in a manner that enables it to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

Through these various subsidiaries, the Company maintains investments in real estate and investment in joint ventures. Ormon LLC is a wholly-owned subsidiary of Oritani Savings Bank. Ormon LLC maintains the investments in real estate and joint ventures.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Bergen, Hudson, and Passaic Counties.

FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR BERGEN COUNTY

Market: Bergen, NJ — Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	21,940,624	22,331,516	23,946,759	22,026,283	22,618,370	0.76
Thrift Deposits	5,205,209	4,891,147	4,664,902	8,725,120	9,426,075	16.00
Savings Bank Deposits	476,334	523,315	1,066,448	1,067,649	1,107,804	23.49
Credit Union Deposits	428,262	495,828	563,724	573,540	574,268	7.61
Total Deposits	27,622,167	27,745,978	29,678,109	31,819,052	33,152,249	4.67
Weighted Deposits	27,622,167	27,745,978	29,678,109	31,819,052	33,152,249	4.67

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	884,118	911,322	929,241	3.08	1.97
0-14 Age Group (%):	19	20	18	5.52	-4.91
15-34 Age Group (%):	24	22	23	-4.20	4.85
35-54 Age Group (%):	32	32	31	3.41	-1.12
55+ Age Group (%):	25	26	28	7.60	8.49
Total Households:	330,817	338,703	344,894	2.38	1.83
$0-24K Households (%):	16	13	11	-20.11	-14.35
$25-50K Households (%):	22	17	14	-19.21	-18.90
$50K+ Households (%):	62	70	76	15.69	9.74
Average Household Income:	89,164	113,819	139,615	27.65	22.66
Median Household Income:	64,914	79,568	95,225	22.57	19.68
Per Capita Income:	33,638	42,504	52,038	26.36	22.43

Source: SNL Securities

FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR HUDSON COUNTY

Market: Hudson, NJ Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	15,510,885	18,719,504	22,330,697	25,744,337	30,973,358	18.87
Thrift Deposits	1,159,470	1,213,007	882,597	1,845,679	1,860,276	12.55
Savings Bank Deposits	1,649,434	1,436,292	899,778	892,447	886,872	-14.37
Credit Union Deposits	189,588	210,750	223,839	235,868	232,505	5.23
Total Deposits	18,319,789	21,368,803	24,113,072	28,482,463	33,720,506	16.48
Weighted Deposits	18,319,789	21,368,803	24,113,072	28,482,463	33,720,506	16.48

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	608,975	620,796	628,758	1.94	1.28
0-14 Age Group (%):	19	19	18	0.95	-4.51
15-34 Age Group (%):	34	33	32	-0.53	-0.32
35-54 Age Group (%):	28	29	29	6.75	1.70
55+ Age Group (%):	20	19	21	0.27	9.04
Total Households:	230,546	233,328	236,059	1.21	1.17
$0-24K Households (%):	32	27	23	-14.21	-12.31
$25-50K Households (%):	28	25	22	-11.41	-8.73
$50K+ Households (%):	40	49	55	22.14	13.63
Average Household Income:	55,041	68,166	81,596	23.85	19.70
Median Household Income:	40,316	48,409	55,839	20.07	15.35
Per Capita Income:	21,154	25,868	30,904	22.28	19.47

Source: ESRI

Source: SNL Securities

FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR PASSAIC COUNTY

Market: Passaic, NJ Deposit Data as of 6/30/2005

Deposits Summary
(Deposit data in $000)

	6/2001	6/2002	6/2003	6/2004	6/2005	CAGR(%)
Bank Deposits	6,275,030	6,789,879	7,190,604	6,831,086	6,935,679	2.53
Thrift Deposits	1,129,918	1,161,341	1,261,227	1,998,936	1,971,184	14.93
Savings Bank Deposits	0	3,827	41,143	42,164	41,223	NA
Credit Union Deposits	317,265	367,207	413,245	322,553	330,136	1.00
Total Deposits	7,404,948	7,955,047	8,492,974	8,872,186	8,948,086	4.85
Weighted Deposits	7,404,948	7,955,047	8,492,974	8,872,186	8,948,086	4.85

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	489,049	505,660	517,727	3.40	2.39
0-14 Age Group (%):	22	22	21	4.11	-2.96
15-34 Age Group (%):	28	27	28	-0.23	4.29
35-54 Age Group (%):	29	29	28	3.44	0.08
55+ Age Group (%):	21	21	23	7.57	8.66
Total Households:	163,856	168,025	171,489	2.54	2.06
$0-24K Households (%):	25	20	17	-16.15	-15.00
$25-50K Households (%):	26	23	21	-11.20	-6.49
$50K+ Households (%):	49	57	63	19.13	11.42
Average Household Income:	63,019	77,983	92,585	23.75	18.72
Median Household Income:	49,211	59,234	68,398	20.37	15.47
Per Capita Income:	21,370	26,276	31,059	22.96	18.20

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 68 MHCs nationally. There are 40 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro eliminated the 13 MHCs located outside of the Northeast Region.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 7 institutions that converted after June 30, 2005 were eliminated.

Of the remaining 20, FinPro then eliminated 2 of the institutions with assets in excess of $2.5 billion as these entities have greater financial and managerial resources and a broader branch network and 7 of the institutions with assets less than $400 million as they have less financial and managerial resources and a smaller branch network. Westfield was eliminated as it has announced its second step conversion.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 26 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
ABBC	Abington Community Bancorp, Inc. (MHC)	NASDAQ	Jenkintown	PA	13	12/17/2004
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	18	07/08/1998
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
KRNY	Kearny Financial Corp (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	7	12/22/2004
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	6	10/05/2004
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	18	05/23/2005
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimantic	CT	18	10/01/2004
	Oritani Savings Bank		Washington Twp	NJ	19	

Basis for Comparison

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

Overview of the Comparables

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset Size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of Conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $436.8 million to $2.0 billion in total assets with a median of $770.4 million. The Bank's asset size was $1.0 billion as of June 30, 2006. On a pro forma basis, the Bank's assets are projected to be $1.1 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.51% and a median core ROAE of 4.08% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of (0.86%) to a high of 0.84%, while the core ROAE measure ranged from a low of (17.58%) to a high of 6.83%. The Bank had a core ROAA of 0.89% and a core ROAE of 6.33% for the twelve months ended June 30, 2006. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.83% and 4.19%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 11.67% with a high of 23.32% and a low of 3.63%. At June 30, 2006, the Bank had an equity to assets ratio of 14.56%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 20.27%.

4. Balance Sheet Mix At June 30, 2006, the Bank had a net loan to asset ratio of 62.35%. The median loan to asset ratio for the Comparables was 57.18%, ranging from a low of 35.32% to a high of 83.89%. On the liability side, the Bank's deposit to asset ratio was 66.77% at June 30 2006 while the Comparable median was 72.80%, ranging from 60.61% to 76.57%. The Bank's borrowing to asset ratio of 16.46% is below the Comparable median of 12.97%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after June 30, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 27 - KEY FINANCIAL INDICATORS

	for the Twelve Months Ended 6/30/06	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	94.49	77.92
Total Net Loans to Assets	62.35	57.18
Securities to Assets	30.64	28.32
Deposits to Assets	66.77	72.80
Borrowed Funds to Assets	16.46	12.97
Balance Sheet Growth		
Asset Growth Rate	(1.93)	3.86
Loan Growth Rate	30.29	18.96
Deposit Growth Rate	(2.04)	3.39
Capital		
Equity to Assets	14.56	12.41
Tangible Equity to Tangible Assets	14.56	11.67
Intangible Assets to Equity	-	0.83
Regulatory Core Capital to Assets	14.39	13.05
Equity + Reserves to Assets	15.30	12.73
Asset Quality		
Non-Performing Loans to Loans	0.07	0.05
Reserves to Non-Performing Loans	NM	583.86
Non-Performing Assets to Assets	0.04	0.03
Non-Performing Assets to Equity	0.31	0.24
Reserves to Loans	1.18	0.65
Reserves to Non-Performing Assets + 90 Days Del.	NM	522.49
Profitability		
Return on Average Assets	0.81	0.53
Return on Average Equity	5.77	4.06
Core Return on Average Assets	0.89	0.51
Core Return on Average Equity	6.33	4.08
Income Statement		
Yield on Average Earning Assets	5.12	5.48
Cost of Average Interest Bearing Liabilities	2.70	2.76
Net Interest Spread	2.42	2.52
Net Interest Margin	2.77	2.86
Noninterest Income to Average Assets	0.44	0.36
Noninterest Expense to Average Assets	1.68	2.35
Efficiency Ratio	54.23	74.24
Overhead Ratio	46.71	68.61

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 28 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	894,251	107.33	65.06	28.21	60.61	25.34
BCSB	BCSB Bankcorp, Inc. (MHC)	809,296	75.85	58.07	34.74	76.57	18.44
CSBK	Clifton Savings Bancorp, Inc. (MHC)	830,929	73.43	50.89	44.35	69.31	6.50
KRNY	Kearny Financial Corp (MHC)	2,007,525	49.12	35.32	NA	71.92	3.04
ONFC	Oneida Financial Corp. (MHC)	436,822	79.99	56.28	28.32	70.36	15.78
OSHC	Ocean Shore Holding Company (MHC)	562,256	100.69	76.64	14.97	76.11	11.86
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	466,757	62.56	46.09	49.78	73.68	6.17
PSBH	PSB Holdings, Inc. (MHC)	474,417	68.04	42.59	51.66	62.60	26.26
RCKB	Rockville Financial, Inc. (MHC)	1,149,344	113.61	83.89	11.35	73.83	12.01
SIFI	SI Financial Group, Inc. (MHC)	731,444	102.58	76.07	18.11	74.16	13.93
	Average	836,304	83.32	59.09	31.28	70.92	13.93
	Median	770,370	77.92	57.18	28.32	72.80	12.97
	Maximum	2,007,525	113.61	83.89	51.66	76.57	26.26
	Minimum	436,822	49.12	35.32	11.35	60.61	3.04
	Oritani Savings Bank	1,031,421	94.49	62.35	30.64	66.77	16.46
	Variance to the Comparable Median	261,051	16.57	5.17	2.32	(6.03)	3.49

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $1.0 billion, is larger than the Comparable Group median of $770.4 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.1 billion.

Asset Composition - The Bank's net loans to assets ratio of 62.35% is above the Comparable Group median of 57.18%. The Bank also has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 66.77% of assets and borrowings, 16.46% of assets. The Comparable Group has a deposits to assets ratio of 72.80% and a borrowings to assets ratio of 12.97%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 19. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 29 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
ABBC	Abington Community Bancorp, Inc. (MHC)	12.35	12.35	-	13.05	12.51
BCSB	BCSB Bankcorp, Inc. (MHC)	3.94	3.63	8.01	5.81	4.26
CSBK	Clifton Savings Bancorp, Inc. (MHC)	23.32	23.32	-	17.33	23.48
KRNY	Kearny Financial Corp (MHC)	24.45	21.19	16.95	21.19	24.73
ONFC	Oneida Financial Corp. (MHC)	12.47	8.26	36.79	8.29	12.94
OSHC	Ocean Shore Holding Company (MHC)	10.98	10.98	-	10.37	11.32
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	19.04	19.04	-	19.35	19.17
PSBH	PSB Holdings, Inc. (MHC)	10.31	8.72	16.90	NA	10.64
RCKB	Rockville Financial, Inc. (MHC)	13.43	13.35	0.69	13.40	14.24
SIFI	SI Financial Group, Inc. (MHC)	10.90	10.80	0.96	8.99	11.45
	Average	14.12	13.16	8.03	13.09	14.47
	Median	12.41	11.67	0.83	13.05	12.73
	Maximum	24.45	23.32	36.79	21.19	24.73
	Minimum	3.94	3.63	-	5.81	4.26
	Oritani Savings Bank	14.56	14.56	-	14.39	15.30
	Variance to the Comparable Median	2.15	2.89	(0.83)	1.34	2.57

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 12.41% is above the Bank's ratio of 14.56%. The Bank's pro forma equity to assets ratio is projected to be 20.27% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Four of the Comparables have material levels of intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 30 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	-	NM	-	-	0.25	474.10
BCSB	BCSB Bankcorp, Inc. (MHC)	0.04	NM	0.03	0.69	0.56	NM
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM
KRNY	Kearny Financial Corp (MHC)	0.13	583.86	NA	NA	0.78	NA
ONFC	Oneida Financial Corp. (MHC)	0.05	NM	0.03	0.24	0.85	NM
OSHC	Ocean Shore Holding Company (MHC)	0.01	NM	0.01	0.10	0.44	NM
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.27	570.87
PSBH	PSB Holdings, Inc. (MHC)	0.68	114.97	0.29	2.81	0.78	114.97
RCKB	Rockville Financial, Inc. (MHC)	0.16	591.95	0.14	1.01	0.96	591.95
SIFI	SI Financial Group, Inc. (MHC)	0.05	NM	0.04	0.35	0.73	NM
	Average	0.11	430.26	0.06	0.58	0.59	437.97
	Median	0.05	583.86	0.03	0.24	0.65	522.49
	Maximum	0.68	591.95	0.29	2.81	0.96	591.95
	Minimum	-	114.97	-	-	0.25	114.97
	Oritani Savings Bank	0.07	NM	0.04	0.31	1.18	NM
	Variance to the Comparable Median	0.02	NA	0.01	0.07	0.53	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, of 0.07%, is above the Comparable Group median of 0.05%. The Bank has a nonperforming assets to assets ratio of 0.04%, which is above the Comparable median of 0.03%. The Bank's reserve level, 1.18% of loans, is above the Comparable median of 0.65% of loans.

Positive	Neutral	Negative
Higher Loans to Assets		Lower Deposit Levels
Higher Capital Levels		Higher Borrowing Levels
Higher Pro forma Tangible Capital		Slightly Higher NPAs
Higher ALLL to Loans		Slightly Higher NPLs

The Bank's asset mix is more favorable than the Comparable Group's mix. The Bank has a lower level of deposits and a higher level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has higher capital levels, and is projected to have much higher capital levels following the offering. The Bank has a higher level of NPLs and NPAs, but also has a higher level of reserves as a percentage of loans relative to the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets and deposits have decreased, while the Comparable Group experienced growth over the last twelve months. However, the Bank has experienced strong loan growth, which exceeds the growth experienced by the Comparable Group.

FIGURE 31 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
ABBC	Abington Community Bancorp, Inc. (MHC)	12.19	26.26	20.89
BCSB	BCSB Bankcorp, Inc. (MHC)	0.33	7.78	3.53
CSBK	Clifton Savings Bancorp, Inc. (MHC)	(2.04)	10.64	1.64
KRNY	Kearny Financial Corp (MHC)	(4.72)	25.86	(5.56)
ONFC	Oneida Financial Corp. (MHC)	(0.44)	8.27	(1.74)
OSHC	Ocean Shore Holding Company (MHC)	2.66	14.84	(0.64)
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.06	25.78	3.24
PSBH	PSB Holdings, Inc. (MHC)	40.51	21.45	36.15
RCKB	Rockville Financial, Inc. (MHC)	17.10	21.87	18.41
SIFI	SI Financial Group, Inc. (MHC)	11.17	16.47	11.91
	Average	8.18	17.92	8.78
	Median	3.86	18.96	3.39
	Maximum	40.51	26.26	36.15
	Minimum	(4.72)	7.78	(5.56)
	Oritani Savings Bank	(1.93)	30.29	(2.04)
	Variance to the Comparable Median	(5.79)	11.33	(5.43)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Loan Growth		Lower Asset Growth
		Lower Deposit Growth

A no adjustment is warranted.

Earnings Quality, Predictability and Growth

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's annual net income has trended downward from the year ended June 30, 2002 through the year ended June 30, 2006. The declining trend in income is predominately a function of rising operating expenses, which have increased from $13.4 million for the year ended June 30, 2002 to $17.5 million for the year ended June 30, 2006.

Net income decreased $498 thousand, or 5.6%, to $8.5 million for the year ended June 30, 2006 versus $9.0 million for the year ended June 30, 2005. The primary reasons for the decrease were higher operating expenses and provisions for losses on loans in 2006, partially offset by increased other income.

FIGURE 32 - NET INCOME CHART


$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$11,121
$10,658
$10,107
$8,960
$8,462
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
For the Twelve Months Ended

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are above the Comparable Group medians. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.83% and 4.19%, respectively.

FIGURE 33 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
ABBC	Abington Community Bancorp, Inc. (MHC)	0.79	5.70	0.79	5.74
BCSB	BCSB Bankcorp, Inc. (MHC)	(0.87)	(17.67)	(0.86)	(17.58)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.37	1.59	0.37	1.59
KRNY	Kearny Financial Corp (MHC)	0.47	1.91	0.43	1.77
ONFC	Oneida Financial Corp. (MHC)	0.88	7.14	0.84	6.83
OSHC	Ocean Shore Holding Company (MHC)	0.53	4.81	0.53	4.81
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	0.83	4.09	0.83	4.12
PSBH	PSB Holdings, Inc. (MHC)	0.53	4.03	0.49	3.74
RCKB	Rockville Financial, Inc. (MHC)	0.74	5.12	0.72	4.98
SIFI	SI Financial Group, Inc. (MHC)	0.46	3.97	0.47	4.04
	Average	0.47	2.07	0.46	2.00
	Median	0.53	4.06	0.51	4.08
	Maximum	0.88	7.14	0.84	6.83
	Minimum	(0.87)	(17.67)	(0.86)	(17.58)
	Oritani Savings Bank	0.81	5.77	0.89	6.33
	Variance to the Comparable Median	0.28	1.71	0.38	2.25

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 34 - INCOME STATEMENT DATA

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
					LTM Income Statement				
	Comparable Thrift Data								
ABBC	Abington Community Bancorp, Inc. (MHC)	5.59	NA	NA	2.76	0.35	1.86	62.73	57.73
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	1.97	0.19	3.36	163.49	169.93
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.38	NA	NA	2.11	0.03	1.46	71.04	70.62
KRNY	Kearny Financial Corp (MHC)	4.69	2.60	2.09	2.66	0.11	2.04	78.27	77.32
ONFC	Oneida Financial Corp. (MHC)	5.72	2.64	3.07	3.45	3.20	4.99	79.51	57.73
OSHC	Ocean Shore Holding Company (MHC)	5.56	2.87	2.69	3.03	0.42	2.28	70.98	66.60
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.39	NA	NA	2.87	0.16	1.70	58.38	55.99
PSBH	PSB Holdings, Inc. (MHC)	5.22	2.87	2.35	2.84	0.55	2.54	77.44	72.78
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.43	0.37	2.42	65.85	61.97
SIFI	SI Financial Group, Inc. (MHC)	5.75	NA	NA	3.47	1.09	3.58	81.26	75.02
	Average	5.29	2.75	2.55	2.86	0.65	2.62	80.90	76.57
	Median	5.48	2.76	2.52	2.86	0.36	2.35	74.24	68.61
	Maximum	5.75	2.87	3.07	3.47	3.20	4.99	163.49	169.93
	Minimum	4.38	2.60	2.09	1.97	0.03	1.46	58.38	55.99
	Oritani Savings Bank	5.12	2.70	2.42	2.77	0.44	1.68	54.23	46.71
	Variance to the Comparable Median	(0.36)	(0.06)	(0.10)	(0.09)	0.08	(0.67)	(20.01)	(21.90)

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 9 basis point disadvantage in net margin which is largely offset by an 8 basis point advantage in noninterest income. The Bank's noninterest expense to average assets ratio is 67 basis points below the Comparable Group median.

The Bank's efficiency ratio of 54.23% is below the Comparable median of 74.24%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Core ROAA	Similar Pro Forma Core ROAE	Lower Net Margin
Higher Core ROAE		Declining Earnings Trend
Lower Noninterest Expense		
Higher Noninterest Income		

The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank's level of noninterest income is higher, while net interest margin is lower. The Bank's historical earnings trended downward since the twelve months ended December 31, 2002. Taken collectively, an upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 35 - MARKET AREA DATA

Institution Name	County	Bank's Deps in the County 06/30/05 (actual)	Bank's Deposit Market Share (%)	Number of Branches 06/30/05 (actual)	Total Population 2006 (actual)	Population Per Branch (actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH Income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)
Abington Community Bancorp, Inc. (MHC)	Montgomery	457,581	2.57	354	780,921	2,206	4.11	3.05	77,383	27.13	23.86
Abington Community Bancorp, Inc. (MHC)	Bucks	20,902	0.19	247	635,445	2,573	6.33	4.06	76,234	27.64	23.89
Deposit Weighted Market Data			2.47			2,222	4.21	3.09	77,333	27.15	23.86
BCSB Bankcorp, Inc. (MHC)	Baltimore	460,404	3.42	285	796,096	2,793	5.54	4.72	61,182	20.67	15.97
BCSB Bankcorp, Inc. (MHC)	Harford	104,475	4.31	82	243,678	2,972	11.48	9.09	69,538	21.90	17.13
BCSB Bankcorp, Inc. (MHC)	Howard	27,948	0.82	74	274,751	3,713	10.86	7.95	92,433	24.60	19.72
BCSB Bankcorp, Inc. (MHC)	Baltimore (City)	10,181	0.07	129	631,917	4,899	(2.95)	(0.19)	35,721	18.76	15.09
Deposit Weighted Market Data			3.40			2,902	6.67	5.54	63,648	21.03	16.33
Clifton Savings Bancorp, Inc. (MHC)	Passaic	459,537	5.14	150	505,660	3,371	3.40	2.39	59,234	20.37	15.47
Clifton Savings Bancorp, Inc. (MHC)	Bergen	111,373	0.34	483	911,322	1,887	3.08	1.97	79,568	22.57	19.68
Deposit Weighted Market Data			4.20			3,082	3.34	2.31	63,201	20.80	16.29
Kearny Financial Corp (MHC)	Bergen	773,333	2.33	483	911,322	1,887	3.08	1.97	79,568	22.57	19.68
Kearny Financial Corp (MHC)	Hudson	265,054	0.79	182	620,796	3,411	1.94	1.28	48,409	20.07	15.35
Kearny Financial Corp (MHC)	Essex	135,079	0.90	262	810,030	3,092	2.07	1.57	53,182	18.32	14.96
Kearny Financial Corp (MHC)	Middlesex	104,359	0.40	249	795,973	3,197	6.11	5.22	75,672	23.23	16.62
Kearny Financial Corp (MHC)	Morris	86,929	0.74	228	497,089	2,180	5.72	4.34	96,965	25.89	19.20
Kearny Financial Corp (MHC)	Ocean	86,289	0.80	190	566,328	2,981	10.85	7.40	55,931	20.55	16.55
Kearny Financial Corp (MHC)	Union	57,647	0.39	206	538,707	2,615	3.09	1.70	66,374	19.89	17.00
Kearny Financial Corp (MHC)	Passaic	24,741	0.28	150	505,660	3,371	3.40	2.39	59,234	20.37	15.47
Deposit Weighted Market Data			1.52			2,475	3.59	2.47	70,425	21.75	17.94
Ocean Shore Holding Company (MHC)	Cape May	235,487	9.18	59	110,234	1,868	7.73	5.19	50,738	21.79	16.34
Ocean Shore Holding Company (MHC)	Atlantic	197,989	4.30	82	274,619	3,349	8.74	7.39	52,100	18.43	16.82
Deposit Weighted Market Data			6.95			2,545	8.19	6.19	51,360	20.26	16.56
Oneida Financial Corp. (MHC)	Madison	301,480	40.84	21	70,744	3,369	1.88	0.77	47,869	19.13	15.56
Oneida Financial Corp. (MHC)	Oneida	20,542	0.54	68	234,646	3,451	(0.35)	0.03	43,405	20.90	16.53
Oneida Financial Corp. (MHC)	Onondaga	4,946	0.07	146	460,282	3,153	0.42	-	50,452	23.43	18.85
Deposit Weighted Market Data			37.69			3,371	1.72	0.71	47,628	19.31	15.67
Prudential Bancorp, Inc. of Pennsylvania (MHC)	Philadelphia	334,009	0.94	335	1,472,480	4,395	(2.97)	(2.23)	38,168	24.00	19.91
Prudential Bancorp, Inc. of Pennsylvania (MHC)	Delaware	23,248	0.28	177	557,393	3,149	1.19	0.17	63,220	26.18	20.68
Deposit Weighted Market Data			0.90			4,314	(2.70)	(2.07)	39,798	24.14	19.96
PSB Holdings, Inc. (MHC)	Windham	245,778	18.41	36	115,883	3,219	6.23	5.97	54,130	19.99	15.39
PSB Holdings, Inc. (MHC)	New London	63,947	1.62	87	271,465	3,120	4.78	3.09	61,758	21.91	15.41
Deposit Weighted Market Data			14.94			3,199	5.93	5.38	55,705	20.39	15.39
Rockville Financial, Inc. (MHC)	Tolland	432,374	23.20	40	148,677	3,717	9.03	4.89	71,518	21.15	17.04
Rockville Financial, Inc. (MHC)	Hartford	327,558	1.37	270	887,434	3,287	3.53	2.13	61,965	22.03	15.92
Deposit Weighted Market Data			13.79			3,532	6.66	3.70	67,400	21.53	16.56
SI Financial Group Inc. (MHC)	Windham	244,114	18.28	36	115,883	3,219	6.23	5.97	54,130	19.99	15.39
SI Financial Group Inc. (MHC)	New London	114,226	2.90	87	271,465	3,120	4.78	3.09	61,758	21.91	15.41
SI Financial Group Inc. (MHC)	Tolland	89,396	4.80	40	148,677	3,717	9.03	4.89	71,518	21.15	17.04
SI Financial Group Inc. (MHC)	Hartford	39,972	0.17	270	887,434	3,287	3.53	2.13	61,965	22.03	15.92
Deposit Weighted Market Data			10.72			3,293	6.18	4.78	59,746	20.82	15.74
Comparable Median			**5.58**			**3,140**	**5.07**	**3.40**	**61,473**	**20.93**	**16.44**
Oritani Financial Corp, M.H.C.	Bergen	569,741	1.72	483	911,322	1,887	3.08	1.97	79,568	22.57	19.68
Oritani Financial Corp, M.H.C.	Hudson	103,063	0.31	182	620,796	3,411	1.94	1.28	48,409	20.07	15.35
Oritani Financial Corp, M.H.C.	Passaic	27,687	0.31	150	505,660	3,371	3.40	2.39	59,234	20.37	15.47
Deposit Weighted Market Data			1.46			**2,170**	**2.92**	**1.89**	**74,180**	**22.12**	**18.88**
State of New Jersey				**3,222**	**8,853,518**	**2,748**	**5.22**	**3.93**	**66,848**	**21.36**	**17.06**
National Average				**80,094**	**303,582,361**	**3,790**	**7.87**	**6.66**	**51,546**	**22.25**	**17.77**

Sources: SNL Securities

Positive	Neutral	Negative
Higher Household Income		Lower Population Per Branch
Higher Income Growth		Lower Population Growth
Lower Unemployment		

The Bank's market area has grown and is projected to continue to grow at a slower rate than the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are higher in the Bank's markets and are projected to grow at a rate faster than the Comparable median. The Bank's market area has a lower ratio of population to branches relative to the Comparable Group, which indicates a higher level of competition. Based upon these factors, a moderate upward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 36 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
ABBC	Abington Community Bancorp, Inc. (MHC)	1.60	51.16
BCSB	BCSB Bankcorp, Inc. (MHC)	4.00	NM
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.84	181.82
KRNY	Kearny Financial Corp (MHC)	1.34	142.86
ONFC	Oneida Financial Corp. (MHC)	3.93	90.00
OSHC	Ocean Shore Holding Company (MHC)	-	-
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.20	51.61
PSBH	PSB Holdings, Inc. (MHC)	2.21	76.67
RCKB	Rockville Financial, Inc. (MHC)	-	NA
SIFI	SI Financial Group, Inc. (MHC)	1.39	51.85
	Average	1.75	80.75
	Median	1.50	64.26
	Maximum	4.00	181.82
	Minimum	-	-
	Oritani Savings Bank	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

Eight of the ten Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 64.26%, ranging from a high of 181.82% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have an equity to assets ratio of 20.27% and a core return on pro forma equity of 4.19%. As such, the Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 37 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
ABBC	Abington Community Bancorp, Inc. (MHC)	228.70	14.96	15.72	13.75	7.22	7.22
BCSB	BCSB Bankcorp, Inc. (MHC)	73.90	12.50	13.40	10.55	5.39	4.96
CSBK	Clifton Savings Bancorp, Inc. (MHC)	324.10	10.89	11.07	10.30	6.49	6.49
KRNY	Kearny Financial Corp (MHC)	1,085.20	14.92	15.01	13.55	6.75	5.61
ONFC	Oneida Financial Corp. (MHC)	89.30	11.70	12.86	9.75	7.13	4.51
OSHC	Ocean Shore Holding Company (MHC)	113.30	12.97	13.10	12.14	7.07	7.07
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	161.30	13.30	13.51	12.99	7.26	7.26
PSBH	PSB Holdings, Inc. (MHC)	72.60	10.85	10.99	10.39	7.31	6.07
RCKB	Rockville Financial, Inc. (MHC)	283.20	14.57	14.88	13.87	7.94	7.89
SIFI	SI Financial Group, Inc. (MHC)	142.90	11.50	11.50	10.86	6.42	6.35
	Average	257.45	12.82	13.20	11.82	6.90	6.34
	Median	152.10	12.74	13.25	11.50	7.10	6.42
	Maximum	1,085.20	14.96	15.72	13.87	7.94	7.89
	Minimum	72.60	10.85	10.99	9.75	5.39	4.51
	Oritani Savings Bank	306.50	NA	NA	NA	NA	NA
	Variance to the Comparable Median	154.40	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $72.6 million to a high of $1.1 billion with a median market capitalization of $152.1 million. The Bank expects to have $306.5 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

No adjustment for this factor appears warranted, since the Bank's shares are expected to be liquidity traded and the Comparable Group is liquidly traded. The Bank is projected to have a higher level of market capitalization.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions has trended downward from 2005 to July 12, 2006.

FIGURE 38 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76
Q3`06	**Average**					**81.50**
	Median					**79.67**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19
Q2`06	**Average**					**77.38**
	Median					**77.38**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72
Q1`06	**Average**					**79.02**
	Median					**82.27**
2006 YTD	**Average**					**79.54**
	Median					**79.93**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52
Q4`05	**Average**					**82.44**
	Median					**82.52**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3`05	**Average**					**79.65**
	Median					**79.65**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2`05	**Average**					**83.49**
	Median					**84.61**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1`05	**Average**					**85.82**
	Median					**87.33**
2005	**Average**					**83.67**
	Median					**84.38**
1/1/2005	**Average**					**82.35**
8/30/2006	**Median**					**82.52**

Source: SNL Securities

The first day "pop" increased between 2005 and 2006 year-to-date. Five of the MHC conversions that closed since January 1, 2005 are currently trading below their IPO price. Roma stands out among recent deals. Roma's performance is at least partially attributable to one dissident investor (Joseph Stillwell) buying a substantial potion of the outstanding shares.

FIGURE 39 - MHC REORGANIZATIONS PRICE APPRECIATION

			Percent Change from IPO				
Ticker	Short Name	IPO Date	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ROMA	Roma Financial Corporation (MHC)	07/12/2006	41.00	45.00	46.60	NA	52.00
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	0.00	-1.50	-7.00	NA	-5.00
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.00	12.00	12.00	NA	13.60
Q3'06	**Average**		**17.00**	**18.50**	**17.20**	**NA**	**20.20**
	Median		**10.00**	**12.00**	**12.00**	**NA**	**13.60**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	11.30	10.00	14.00	12.50	10.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	7.00	5.50	2.90	0.10	7.00
Q2'06	**Average**		**9.15**	**7.75**	**8.45**	**6.30**	**8.50**
	Median		**9.15**	**7.75**	**8.45**	**6.30**	**8.50**
UCBA	United Community Bancorp (MHC)	03/31/2006	8.00	8.40	5.50	4.30	5.90
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	6.50	5.00	6.00	15.00	21.40
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	NA	2.50	0.00	1.00	-2.00
Q1'06	**Average**		**7.25**	**5.30**	**3.83**	**6.77**	**8.43**
	Median		**7.25**	**5.00**	**5.50**	**4.30**	**5.90**
2006 YTD	**Average**		**11.97**	**10.86**	**10.00**	**6.58**	**12.86**
	Median		**8.00**	**6.95**	**5.75**	**4.30**	**8.50**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	NA	0.00	-6.00	-5.70	-7.00
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	0.20	0.70	5.20	16.80	42.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	12.50	11.50	9.50	15.60	71.80
Q4'05	**Average**		**6.35**	**4.07**	**2.90**	**8.90**	**35.60**
	Median		**6.35**	**0.70**	**5.20**	**15.60**	**42.00**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.00	5.00	7.00	-2.50	15.90
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	17.50	15.70	17.00	13.70	30.30
Q3'05	**Average**		**13.75**	**10.35**	**12.00**	**5.60**	**23.10**
	Median		**13.75**	**10.35**	**12.00**	**5.60**	**23.10**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	6.00	6.90	7.50	5.70	26.10
HBOS	Heritage Financial Group (MHC)	06/30/2005	7.50	7.20	9.30	10.00	37.80
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.00	2.50	1.50	1.50	17.50
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	4.80	10.50	19.60	38.90	45.70
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	-6.60	-7.10	-14.50	-9.00	0.70
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	-0.50	-0.10	-5.00	7.90	22.00
Q2'05	**Average**		**3.53**	**3.32**	**3.07**	**9.17**	**24.97**
	Median		**5.40**	**4.70**	**4.50**	**6.80**	**24.05**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	-1.50	-6.50	-12.50	8.40	33.00
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	7.90	11.00	12.40	15.50	4.80
KRNY	Kearny Financial Corp (MHC)	02/24/2005	13.90	14.30	10.80	6.00	49.20
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	-1.00	0.00	-0.80	-6.00	5.00
BVFL	BV Financial, Inc. (MHC)	01/14/2005	-6.50	-4.00	-1.50	-8.60	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	2.00	0.00	0.50	-3.50	-4.50
Q1'05	**Average**		**2.47**	**2.47**	**1.48**	**1.97**	**12.92**
	Median		**0.50**	**-**	**(0.15)**	**1.25**	**4.90**
2005	**Average**		**4.76**	**3.98**	**3.53**	**6.16**	**22.37**
	Median		**5.40**	**2.50**	**5.20**	**6.00**	**22.00**
1/1/2005	**Average**		**6.96**	**6.18**	**5.60**	**6.25**	**19.33**
8/30/2006	**Median**		**7.00**	**5.00**	**5.50**	**5.85**	**15.90**

Source: SNL Securities

A slight upward adjustment is warranted as investor interest is solid and that recent aftermarket performance has improved slightly.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Balance Sheet Growth	No Adjustment
Earnings Quality, Predictability and Growth	Upward
Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Slight Upward

Taken collectively, FinPro is of the opinion that, a discount should be applied to the Bank's market value.

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 14.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New Jersey MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as *if fully converted with a foundation* is estimated to be $300,500,000. Based upon a range below and above the midpoint value, the relative values are $255,425,000 at the minimum and $345,575,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $397,411,250.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 40 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	30,050,000	$	10.00	$	300,500,000
Range:					
- Minimum	25,542,500	$	10.00		255,425,000
- Maximum	34,557,500		10.00		345,575,000
- Super Maximum	39,741,125		10.00		397,411,250

Source: FinPro Inc. Pro forma Model

FIGURE 41 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	19.23						
Price-Core Earnings Ratio P/E	Mid	21.74	32.40	28.11	42.88	50.83	32.72	30.29
	Max	23.81						
	Smax	26.32						
	Min	69.98%						
Price-to-Book Ratio P/B	Mid	74.40%	96.13%	95.95%	94.58%	93.92%	96.38%	95.16%
	Max	78.13%						
	Smax	81.63%						
	Min	69.98%						
Price-to-Tangible Book Ratio P/TB	Mid	74.40%	100.70%	98.88%	95.83%	95.80%	99.54%	97.89%
	Max	78.13%						
	Smax	81.63%						
	Min	20.78%						
Price-to-Assets Ratio P/A	Mid	23.70%	22.59%	20.36%	24.91%	22.39%	24.04%	22.58%
	Max	26.45%						
	Smax	29.42%						

Source: FinPro Calculations

FIGURE 42 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	23.26	21.74	74.40%	74.40%	23.70%
Comparable Group Median	28.11	28.11	95.95%	98.88%	20.36%
(Discount) Premium	-17.27%	-22.65%	-22.46%	-24.76%	16.40%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 22.65% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 24.76% discount to the Comparable Group.

FIGURE 43 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	27.78	26.32	81.63%	81.63%	29.42%
Comparable Group Median	28.11	28.11	95.95%	98.88%	20.36%
(Discount) Premium	-1.19%	-6.36%	-14.92%	-17.45%	44.50%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 6.36% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 17.45% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of 30.00%, is $91,955,700. Based upon a range below and above the midpoint value, the relative values are $78,162,350 at the minimum and $105,749,060 at the maximum, respectively. At the super maximum of the range, the offering value would be $121,611,420.

FIGURE 44 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $260,533,500 at 30%	7,816,235	$10.00	$78,162,350
Appraised Value - $306,510,000 at 30%	9,195,570	$10.00	$91,955,700
Appraised Value - $352,486,500 at 30%	10,574,906	$10.00	$105,749,060
Appraised Value - $405,359,475 at 30%	12,161,142	$10.00	$121,611,420

Source: FinPro Inc. Pro forma Model

FIGURE 45 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	35.71	32.26	136.80%	136.80%	27.73%
Unadjusted MHC Trading Median	37.20	40.45	183.30%	183.55%	23.02%
(Discount) Premium	-4.01%	-20.25%	-25.37%	-25.47%	20.46%

Source: SNL data, FinPro Calculations

As Figure 45 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 20.25% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 25.47% discount to the Comparable Group.

FIGURE 46 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	45.45	41.67	163.13%	163.13%	35.88%
Unadjusted MHC Trading Median	37.20	40.45	183.30%	183.55%	23.02%
(Discount) Premium	22.18%	3.02%	-11.00%	-11.13%	55.86%

Source: SNL data, FinPro Calculations

As Figure 46 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 3.02% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 11.13% discount to the Comparable Group.

COMPARISON TO RECENT MHC CONVERSIONS

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 47 - COMPARISON TO FILED AND PENDING MHC OFFERINGS

Name	State	Super Maximum Appraisal Price to Full Converted Tangible Book
Oritani Financial Corp.	NJ	81.63%
Applications Filed:		
Polonia Bancorp	PA	80.78%
Pending Offerings:		
Fox Chase Bancorp, Inc.	PA	79.14%
Ben Franklin Financial	IL	79.29%
Closed, But Not Trading:		
ViewPoint Financial Corp	TX	79.55%

Source: 8/29/06 Conversion Watch

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.

It is, therefore, FinPro's opinion that as of August 30, 2006, the estimated pro forma market value of the Bank in a full offering was $300,500,000 at the midpoint of a range with a minimum of $255,425,000 to a maximum of $345,575,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $397,411,250. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 30% will equal 7,816,235 shares, 9,195,570 shares, 10,574,906 shares and 12,161,142 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value plus $1.0 million in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



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NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey

Consolidated Balance Sheets

June 30, 2006 and 2005

		2006	2005
Assets			
Cash on hand and in banks	$	7,273,503	8,308,814
Federal funds sold		—	9,875,000
Cash and cash equivalents (note 2)		7,273,503	18,183,814
Loans, net (notes 3 and 4)		643,064,312	493,554,064
Securities held to maturity, estimated market value of $13,186,446 and $25,127,310 at June 30, 2006 and 2005, respectively (notes 5 and 11)		13,415,000	25,500,000
Securities available for sale, at market value (notes 6 and 11)		10,498,934	60,924,408
Mortgage-backed securities held to maturity, estimated market value of $262,323,316 and $367,760,877 at June 30, 2006 and 2005, respectively (notes 5 and 11)		274,695,147	372,104,164
Mortgage-backed securities available for sale, at market value (notes 6 and 11)		17,425,667	25,658,798
Bank Owned Life Insurance (at cash surrender value)		24,380,694	18,987,965
Federal Home Loan Bank of New York stock, at cost		9,367,000	9,087,800
Accrued interest receivable (note 7)		3,910,461	3,404,987
Investments in real estate joint ventures, net		6,232,819	5,438,246
Real estate held for investment		2,222,552	1,424,627
Office properties and equipment, net (note 8)		10,170,629	9,988,292
Other assets (note 10)		8,763,981	7,444,575
Total Assets	$	1,031,420,699	1,051,701,740
Liabilities			
Deposits (note 9)	$	688,646,207	702,980,277
Borrowings (note 11)		169,779,861	182,128,959
Advance payments by borrowers for taxes and insurance		5,106,945	4,214,962
Accrued taxes payable		439,052	3,425,889
Official checks outstanding		4,248,387	5,188,351
Other liabilities (note 12)		13,064,963	11,967,196
Total liabilities		881,285,415	909,905,634
Stockholder's Equity			
Preferred stock, $0.01 par value; 10,000,000 shares authorized - none issued or outstanding		—	—
Common stock, $0.01 par value; 40,000,000 shares authorized - 1,000 issued and outstanding		10	10
Retained income (notes 10 and 14)		150,265,545	141,803,185
Accumulated other comprehensive (loss) income, net of tax		(130,271)	(7,089)
Total stockholder's equity		150,135,284	141,796,106
Commitments and contingencies (notes 3 and 13)			
Total liabilities and stockholder's equity	$	1,031,420,699	1,051,701,740

See accompanying notes to consolidated financial statements.

Exhibit 3

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey

Consolidated Statements of Income

Years ended June 30, 2006, 2005 and 2004

	2006	2005	2004
Interest income:			
Interest on mortgage loans	$ 36,195,845	26,338,367	22,876,311
Interest on securities held to maturity	1,026,106	946,356	629,096
Interest on securities available for sale	1,087,219	1,834,388	1,450,596
Interest on mortgage-backed securities held to maturity	11,926,570	15,783,022	15,659,729
Interest on mortgage-backed securities available for sale	958,730	1,417,893	2,986,876
Interest on federal funds sold	81,661	118,835	111,576
Total interest income	51,276,131	46,438,861	43,714,184
Interest expense:			
Deposits (note 9)	16,482,202	12,028,441	11,960,818
Borrowings (note 11)	7,040,138	6,320,688	5,305,458
Total interest expense	23,522,340	18,349,129	17,266,276
Net interest income before provision for losses on loans	27,753,791	28,089,732	26,447,908
Provision for loan losses (note 4)	1,500,000	800,000	737,000
Net interest income	26,253,791	27,289,732	25,710,908
Other income:			
Service charges	1,043,197	866,942	964,636
Real estate operations, net	1,010,522	965,438	1,101,356
Income from investments in real estate joint ventures	1,007,490	662,901	713,313
BOLI income	869,956	261,529	—
Net (loss)/gain on sale and write down of securities	(355,473)	(1,213,816)	4,253
Gain on sale of fixed assets	799,420	—	—
Other income	185,208	120,294	130,328
Total other income	4,560,320	1,663,288	2,913,886
Operating expenses:			
Compensation, payroll taxes and fringe benefits (note 12)	12,233,317	9,575,354	8,118,300
Advertising	394,155	374,121	360,043
Office occupancy and equipment expense (notes 8 and 13)	2,020,107	2,069,236	1,744,518
Data processing service fees	1,084,655	1,060,818	1,061,547
Federal insurance premiums	92,757	106,765	112,259
Telephone, Stationary, Postage and Supplies	391,045	416,855	459,361
Insurance, Legal, Audit and Accounting	550,369	521,568	510,111
Other expenses	758,342	674,905	507,594
Total operating expenses	17,524,747	14,799,622	12,873,733
Income before income tax expense	13,289,364	14,153,398	15,751,061
Income tax expense (note 10)	4,827,004	5,193,475	5,644,279
Net income	$ 8,462,360	8,959,923	10,106,782

See accompanying notes to consolidated financial statements.

Exhibit 4

ORITANI FINANCIAL CORP. AND SUBSIDIARIES

Township of Washington, New Jersey

Consolidated Statements of Stockholder's Equity

Years ended June 30, 2006, 2005 and 2004

		Common Stock	Retained income	Accumulated other comprehensive (loss) income, net of tax	Total equity
Balance at June 30, 2003	$	10	122,736,480	1,754,326	124,490,816
Comprehensive income:					
Net income		—	10,106,782	—	10,106,782
Unrealized holding loss on securities available for sale arising during year (net of tax benefit of $1,159,957)		—	—	(2,154,201)	(2,154,201)
Change in minimum pension liability (net of tax benefit of $47,614)		—	—	(88,425)	(88,425)
Total comprehensive income					7,864,156
Balance at June 30, 2004	$	10	132,843,262	(488,300)	132,354,972
Comprehensive income:					
Net income		—	8,959,923	—	8,959,923
Unrealized holding loss on securities available for sale arising during year (net of tax of $360,588)		—	—	669,663	669,663
Change in minimum pension liability (net of tax benefit of $101,474)		—	—	(188,452)	(188,452)
Total comprehensive income					9,441,134
Balance at June 30, 2005	$	10	141,803,185	(7,089)	141,796,106
Comprehensive income:					
Net income		—	8,462,360	—	8,462,360
Unrealized holding loss on securities available for sale arising during year (net of tax of $151,862)		—	—	(285,944)	(285,944)
Change in minimum pension liability (net of tax of $87,642)		—	—	162,762	162,762
Total comprehensive income					8,339,178
Balance at June 30, 2006	$	10	150,265,545	(130,271)	150,135,284

See accompanying notes to consolidated financial statements.

Exhibit 5

ORITANI FINANCIAL CORP. AND SUBSIDIARIES
Township of Washington, New Jersey

Consolidated Statements of Cash Flows

Years ended June 30, 2006, 2005 and 2004

		2006	2005	2004
Cash flows from operating activities:				
Net income	$	8,462,360	8,959,923	10,106,782
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of premises and equipment		762,873	668,932	587,271
Amortization and accretion (premiums and discounts), net		729,637	1,094,741	2,122,189
Provision for losses on loans		1,500,000	800,000	737,000
Amortization and accretion (deferred loan fees), net		(684,990)	(419,709)	(406,979)
Deferred taxes		(754,775)	(936,685)	54,798
Loss/(gain) on sale of or writedown of securities		355,473	1,213,816	(4,254)
Gain on sale of fixed assets		(799,420)	—	—
Increase in cash surrender value of bank owned life insurance		(869,956)	(261,529)	—
Income from real estate held for investment		(605,452)	(585,819)	(674,327)
Income from real estate joint ventures		(1,007,490)	(662,901)	(713,313)
(Increase)/decrease in accrued interest receivable		(505,474)	(215,995)	218,263
Increase in other assets		(969,701)	216,495	(1,113,404)
(Decrease)/increase in other liabilities		(2,083,962)	1,343,608	1,065,583
Net cash provided by operating activities		3,529,123	11,214,877	11,979,609
Cash flows from investing activities:				
Net increase in loans receivable		(144,828,698)	(103,386,303)	(41,115,652)
Purchase of mortgage loans		(5,496,560)	(6,749,050)	(2,046,165)
Purchase of securities held to maturity		—	—	(25,850,000)
Purchase of mortgage-backed securities held to maturity		—	(25,958,905)	(242,952,077)
Purchase of Federal Home Loan Bank of New York stock		(279,200)	(1,134,700)	(1,703,100)
Principal payments on mortgage-backed securities held to maturity		96,712,612	127,179,912	157,810,048
Principal payments on mortgage-backed securities available for sale		7,832,093	15,196,991	85,820,630
Proceeds from calls and maturities of securities held to maturity		12,085,000	6,000,000	18,850,000
Proceeds from calls and maturities of securities available for sale		50,000,000	—	—
Proceeds from sales of mortgage-backed securities held to maturity		—	3,346,007	3,563,454
Proceeds from sales of mortgage-backed securities available for sale		—	4,197,900	5,239,811
Purchase of Bank Owned Life Insurance		(4,522,773)	(18,726,436)	—
Additional investment in real estate held for investment		(875,243)	—	—
Distributions received from real estate held for investment		639,500	814,931	843,378
Additional investment in real estate joint ventures		(1,100,000)	(60,000)	(1,734,074)
Distributions received from real estate joint ventures		1,330,575	1,206,242	960,617
Net cash paid for sale of branch deposits		—	—	—
Purchase of fixed assets		(987,874)	(3,976,894)	(1,703,746)
Proceeds from sale of fixed assets		842,319	—	—
Net cash provided/(used) in investing activities		11,351,751	(2,050,305)	(44,016,876)
Cash flows from financing activities:				
Net decrease in deposits		(14,334,070)	(25,131,151)	(5,127,829)
Increase in advance payments by borrowers for taxes and insurance		891,983	442,900	141,675
Proceeds from borrowed funds		101,632,616	40,000,000	35,000,000
Repayment of borrowed funds		(113,981,714)	(13,203,511)	(5,040,560)
Net cash (used)/provided by financing activities		(25,791,185)	2,108,238	24,973,286
Net (decrease)/increase in cash and cash equivalents		(10,910,311)	11,272,810	(7,063,981)
Cash and cash equivalents at beginning of year		18,183,814	6,911,004	13,974,985
Cash and cash equivalents at end of year	$	7,273,503	18,183,814	6,911,004
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	$	23,591,137	18,173,351	17,194,199
Income taxes		9,250,361	6,060,681	7,185,883

See accompanying notes to consolidated financial statements.

Exhibit 6
Net Income Reconciliation
For the Twelve Months Ended June 30, 2006

Description	**Net Income ($ in 000's)**
06/30/06 RI Net Income (six months)	$ 4,210
12/31/05 RI Net Income (twelve months)	10,027
Less: 06/30/06 RI Net Income (six months)	(5,294)
Net Income for 12 Months Ended 6/30/06	8,943
Consolidated net income for 12 months ended 6/30/06	8,462
Variance	481
Adjustments:	
Restatement entries for 6 months ended 12/31/05 recorded to equity on 06/30/2006 call report	(1,054)
12/31/2005 restatement entry to be amended on 06/30/06 call report	(198)
06/30/2006 amendments to be recorded on 06/30/06 call report	(265)
Less income OFC SHC income not reported on BANK call report	1,037
Total Adjustments	(480)
Variance - Rounding	1

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Starting Group - 68 MHCs									
Eliminate 28 Listed OTC or Pink Sheets - 40 Remain									
AF Financial Group, Inc. (MHC)	ASFE	OTC BB	10/07/1996	No	NC	SE	223,264	915	6.92
AJS Bancorp, Inc. (MHC)	AJSB	OTC BB	12/27/2001	No	IL	MW	256,638	891	3.15
Alamogordo Financial Corp. (MHC)	ALMG	OTC BB	05/16/2000	No	NM	SW	156,841	604	2.17
BV Financial, Inc. (MHC)	BVFL	OTC BB	01/14/2005	No	MD	MA	129,531	509	2.75
Citizens Community Bancorp, Inc. (MHC)	CZWI	OTC BB	03/30/2004	No	WI	MW	266,920	527	1.85
Eagle Bancorp (MHC)	EBMT	OTC BB	04/05/2000	No	MT	WE	226,178	1,785	7.97
Equitable Financial Corp. (MHC)	EQFC	OTC BB	11/09/2005	No	NE	MW	NA	NA	NA
Eureka Financial Corporation (MHC)	EKFC	OTC BB	01/07/1999	No	PA	MA	94,344	1,044	5.38
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	OTC BB	10/21/2003	No	NY	MA	151,878	219	1.36
Georgetown Bancorp, Inc. (MHC)	GTWN	OTC BB	01/06/2005	No	MA	NE	168,915	-380	-1.99
Greenville Federal Financial Corporation (MHC)	GVFF	OTC BB	01/05/2006	No	OH	MW	132,625	766	5.18
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	OTC BB	01/21/2005	No	LA	SW	114,118	634	2.08
Lincoln Park Bancorp (MHC)	LPBC	OTC BB	12/20/2004	No	NJ	MA	96,247	473	3.56
Mid-Southern Savings Bank, FSB (MHC)	MSVB	OTC BB	04/09/1998	No	IN	MW	160,543	1,020	6.26
Minden Bancorp, Inc. (MHC)	MDNB	OTC BB	07/02/2002	No	LA	SW	115,900	1,381	7.27
Mutual Federal Bancorp, Inc. (MHC)	MFDB	OTC BB	04/06/2006	No	IL	MW	NA	NA	NA
North Penn Bancorp, Inc. (MHC)	NPEN	OTC BB	06/02/2005	No	PA	MA	116,753	-37	-0.28
Osage Federal Financial, Inc. (MHC)	OFFO	OTC BB	04/01/2004	No	OK	SW	112,200	626	4.64
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	OTC BB	07/15/2005	No	IL	MW	183,485	1,689	8.86
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	OTC BB	07/11/2006	No	NY	MA	NA	NA	NA
Service Bancorp, Inc. (MHC)	SERC	OTC BB	10/08/1998	No	MA	NE	402,166	1,870	6.85
SFSB, Inc. (MHC)	SFBI	OTC BB	12/31/2004	No	MD	MA	172,957	141	0.62
Wake Forest Bancshares, Inc. (MHC)	WAKE	OTC BB	04/03/1996	No	NC	SE	103,154	1,508	8.51
Wawel Savings Bank (MHC)	WAWL	OTC BB	04/01/2004	No	NJ	MA	81,113	1,094	7.59
Westborough Financial Services, Inc. (MHC)	WFSM	OTC BB	02/16/2000	No	MA	NE	299,672	79	0.28
First Federal of South Carolina, FSB (MHC)	FSGB	Pink Sheet	11/14/1994	No	SC	SE	113,356	586	6.02
Guaranty Financial Corp. (MHC)	GFCJ	Pink Sheet	06/21/1993	No	WI	MW	1,923,543	2,233	1.42
Webster City Federal Bancorp (MHC)	WCFB	Pink Sheet	08/15/1994	No	IA	MW	97,908	768	3.79

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Eliminate 13 Located Outside the Northeast - 27 Remain									
Capitol Federal Financial (MHC)	CFFN	NASDAQ	04/01/1999	No	KS	MW	8,117,173	51,050	5.91
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	01/06/2004	No	OH	MW	302,162	1,957	2.60
First Clover Leaf Financial Corp.	FCLF	NASDAQ	07/11/2006	No	IL	MW	181,016	1,458	3.88
Jacksonville Bancorp, Inc. (MHC)	JXSB	NASDAQ	04/21/1995	No	IL	MW	258,026	1,108	5.49
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	03/03/2005	No	KY	MW	261,941	1,588	2.45
Liberty Bancorp, Inc.	LBCP	NASDAQ	07/24/2006	No	MO	MW	281,345	1,339	6.33
United Community Bancorp (MHC)	UCBA	NASDAQ	03/31/2006	No	IN	MW	354,707	1,038	2.53
Wauwatosa Holdings, Inc. (MHC)	WAUW	NASDAQ	10/05/2005	No	WI	MW	1,575,301	7,576	3.76
Atlantic Coast Federal Corporation (MHC)	ACFC	NASDAQ	10/05/2004	No	GA	SE	778,868	5,604	5.87
Charter Financial Corporation (MHC)	CHFN	NASDAQ	10/17/2001	No	GA	SE	1,105,187	13,253	5.08
Heritage Financial Group (MHC)	HBOS	NASDAQ	06/30/2005	No	GA	SE	381,337	2,884	4.16
Home Federal Bancorp, Inc. (MHC)	HOME	NASDAQ	12/07/2004	No	ID	WE	756,678	6,291	6.02
K-Fed Bancorp (MHC)	KFED	NASDAQ	03/31/2004	No	CA	WE	766,907	5,083	5.53
Eliminate 7 Recent Conversions - 20 Remain									
Colonial Bankshares, Inc. (MHC)	COBK	NASDAQ	06/30/2005	No	NJ	MA	359,083	1,583	4.41
United Financial Bancorp, Inc. (MHC)	UBNK	NASDAQ	07/13/2005	No	MA	NE	961,843	4,049	3.00
Investors Bancorp, Inc. (MHC)	ISBC	NASDAQ	10/12/2005	No	NJ	MA	5,497,246	15,014	2.00
Magyar Bancorp, Inc. (MHC)	MGYR	NASDAQ	01/24/2006	No	NJ	MA	410,736	1,215	3.76
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	04/04/2006	No	NY	MA	NA	NA	NA
Northeast Community Bancorp, Inc. (MHC)	NECB	NASDAQ	07/06/2006	No	NY	MA	NA	NA	NA
Roma Financial Corporation (MHC)	ROMA	NASDAQ	07/12/2006	No	NJ	MA	NA	NA	NA
Eliminate 2 With Assets Greater than $2.5B - 18 Remain									
Northwest Bancorp, Inc. (MHC)	NWSB	NASDAQ	11/07/1994	No	PA	MA	6,584,367	57,688	9.80
People's Bank (MHC)	PBCT	NASDAQ	07/06/1988	No	CT	NE	11,004,700	136,400	10.64
Kearny Financial Corp (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,062,773	17,200	3.59
Eliminate 7 With Assets Less than $350M - 11 Remain									
Gouverneur Bancorp, Inc. (MHC)	GOV	AMEX	03/23/1999	No	NY	MA	127,770	1,186	6.25
FedFirst Financial Corp. (MHC)	FFCO	NASDAQ	04/07/2005	No	PA	MA	267,751	-233	-0.50
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	11/16/1995	No	NY	MA	296,953	622	2.95
Greene County Bancorp, Inc. (MHC)	GCBC	NASDAQ	12/30/1998	No	NY	MA	307,565	2,243	6.76
Naugatuck Valley Financial Corp. (MHC)	NVSL	NASDAQ	10/01/2004	No	CT	NE	372,350	1,967	3.78
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NASDAQ	04/06/2005	No	NY	MA	379,227	4,158	5.46
Greater Delaware Valley Savings Bank (MHC)	ALLB	NASDAQ	03/03/1995	No	PA	MA	391,504	1,440	4.22

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Eliminate 1 Second Step - 10 Remain									
Westfield Financial, Inc. (MHC)	WFD	AMEX	12/28/2001	No	MA	NE	817,936	5,869	5.05

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Resulting Comparable Group of 11 Institutions									
Abington Community Bancorp, Inc. (MHC)	ABBC	NASDAQ	12/17/2004	No	PA	MA	894,251	6,673	5.70
BCSB Bankcorp, Inc. (MHC)	BCSB	NASDAQ	07/08/1998	No	MD	MA	809,296	-7,010	-17.67
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NASDAQ	03/04/2004	No	NJ	MA	830,929	3,160	1.59
Kearny Financial Corp (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,007,525	9,608	1.91
Ocean Shore Holding Company (MHC)	OSHC	NASDAQ	12/22/2004	No	NJ	MA	562,256	2,944	4.81
Oneida Financial Corp. (MHC)	ONFC	NASDAQ	12/30/1998	No	NY	MA	436,822	3,835	7.14
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	03/30/2005	No	PA	MA	466,757	3,716	4.09
PSB Holdings, Inc. (MHC)	PSBH	NASDAQ	10/05/2004	No	CT	NE	474,417	2,116	4.03
Rockville Financial, Inc. (MHC)	RCKB	NASDAQ	05/23/2005	No	CT	NE	1,149,344	7,771	5.12
SI Financial Group, Inc. (MHC)	SIFI	NASDAQ	10/01/2004	No	CT	NE	731,444	3,202	3.97

Exhibit 8

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End						Capital for the Most Recent Period End			
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)
	Comparable Thrift Data															
ABBC	Abington Community Bancorp, Inc. (MHC)	NASDAQ	Jenkintown	PA	13	12/17/2004	894,251	107.33	65.06	28.21	60.61	25.34	12.35	12.35	-	13.05
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	18	07/08/1998	809,296	75.85	58.07	34.74	76.57	18.44	3.94	3.63	8.01	5.81
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	830,929	73.43	50.89	44.35	69.31	6.50	23.32	23.32	-	17.33
KRNY	Kearny Financial Corp (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005	2,007,525	49.12	35.32	NA	71.92	3.04	24.45	21.19	16.95	21.19
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	436,822	79.99	56.28	28.32	70.36	15.78	12.47	8.26	36.79	8.29
OSHC	Ocean Shore Holding Company (MHC)	NASDAQ	Ocean City	NJ	7	12/22/2004	562,256	100.69	76.64	14.97	76.11	11.86	10.98	10.98	-	10.37
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	Philadelphia	PA	6	03/30/2005	466,757	62.56	46.09	49.78	73.68	6.17	19.04	19.04	-	19.35
PSBH	PSB Holdings, Inc. (MHC)	NASDAQ	Putnam	CT	6	10/05/2004	474,417	68.04	42.59	51.66	62.60	26.26	10.31	8.72	16.90	NA
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	18	05/23/2005	1,149,344	113.61	83.89	11.35	73.83	12.01	13.43	13.35	0.69	13.40
SIFI	SI Financial Group, Inc. (MHC)	NASDAQ	Willimantic	CT	18	10/01/2004	731,444	102.58	76.07	18.11	74.16	13.93	10.90	10.80	0.96	8.99
	Average						836,304	83.32	59.09	31.28	70.92	13.93	14.12	13.16	8.03	13.09
	Median						770,370	77.92	57.18	28.32	72.80	12.97	12.41	11.67	0.83	13.05
	Maximum						2,007,525	113.61	83.89	51.66	76.57	26.26	24.45	23.32	36.79	21.19
	Minimum						436,822	49.12	35.32	11.35	60.61	3.04	3.94	3.63	-	5.81
	Oritani Savings Bank		Washington Twp	NJ	19		1,031,421	94.49	62.35	30.64	66.77	16.46	14.56	14.56	-	14.39
	Variance to the Comparable Median						261,051	16.57	5.17	2.32	(6.03)	3.49	2.15	2.89	(0.83)	1.34

Exhibit 8

Selected Financial Data

Ticker	Short Name	Equity + Reserves/ Assets (%)
	Comparable Thrift Data	
ABBC	Abington Community Bancorp, Inc. (MHC)	12.51
BCSB	BCSB Bankcorp, Inc. (MHC)	4.26
CSBK	Clifton Savings Bancorp, Inc. (MHC)	23.48
KRNY	Kearny Financial Corp (MHC)	24.73
ONFC	Oneida Financial Corp. (MHC)	12.94
OSHC	Ocean Shore Holding Company (MHC)	11.32
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	19.17
PSBH	PSB Holdings, Inc. (MHC)	10.64
RCKB	Rockville Financial, Inc. (MHC)	14.24
SIFI	SI Financial Group, Inc. (MHC)	11.45
	Average	14.47
	Median	12.73
	Maximum	24.73
	Minimum	4.26
	Oritani Savings Bank	15.30
	Variance to the Comparable Median	2.57

Exhibit 8
Selected Financial Data

Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
		Asset Quality for the Most Recent Period End						*LTM Profitability*			
	Comparable Thrift Data										
ABBC	Abington Community Bancorp, Inc. (MHC)	-	NM	-	-	0.25	474.10	0.79	5.70	0.79	5.74
BCSB	BCSB Bankcorp, Inc. (MHC)	0.04	NM	0.03	0.69	0.56	NM	(0.87)	(17.67)	(0.86)	(17.58)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM	0.37	1.59	0.37	1.59
KRNY	Kearny Financial Corp (MHC)	0.13	583.86	NA	NA	0.78	NA	0.47	1.91	0.43	1.77
ONFC	Oneida Financial Corp. (MHC)	0.05	NM	0.03	0.24	0.85	NM	0.88	7.14	0.84	6.83
OSHC	Ocean Shore Holding Company (MHC)	0.01	NM	0.01	0.10	0.44	NM	0.53	4.81	0.53	4.81
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-	NM	-	-	0.27	570.87	0.83	4.09	0.83	4.12
PSBH	PSB Holdings, Inc. (MHC)	0.68	114.97	0.29	2.81	0.78	114.97	0.53	4.03	0.49	3.74
RCKB	Rockville Financial, Inc. (MHC)	0.16	591.95	0.14	1.01	0.96	591.95	0.74	5.12	0.72	4.98
SIFI	SI Financial Group, Inc. (MHC)	0.05	NM	0.04	0.35	0.73	NM	0.46	3.97	0.47	4.04
	Average	0.11	430.26	0.06	0.58	0.59	437.97	0.47	2.07	0.46	2.00
	Median	0.05	583.86	0.03	0.24	0.65	522.49	0.53	4.06	0.51	4.08
	Maximum	0.68	591.95	0.29	2.81	0.96	591.95	0.88	7.14	0.84	6.83
	Minimum	-	114.97	-	-	0.25	114.97	(0.87)	(17.67)	(0.86)	(17.58)
	Oritani Savings Bank	0.07	NM	0.04	0.31	1.18	NM	0.81	5.77	0.89	6.33
	Variance to the Comparable Median	0.02	NA	0.01	0.07	0.53	NA	0.28	1.71	0.38	2.25

Exhibit 8

Selected Financial Data

		LTM Income Statement								Growth			Market Data			
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)
	Comparable Thrift Data															
ABBC	Abington Community Bancorp, Inc. (MHC)	5.59	NA	NA	2.76	0.35	1.86	62.73	57.73	12.19	26.26	20.89	228.70	14.96	15.72	13.75
BCSB	BCSB Bankcorp, Inc. (MHC)	NA	NA	NA	1.97	0.19	3.36	163.49	169.93	0.33	7.78	3.53	73.90	12.50	13.40	10.55
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.38	NA	NA	2.11	0.03	1.46	71.04	70.62	(2.04)	10.64	1.64	324.10	10.89	11.07	10.30
KRNY	Kearny Financial Corp (MHC)	4.69	2.60	2.09	2.66	0.11	2.04	78.27	77.32	(4.72)	25.86	(5.56)	1,085.20	14.92	15.01	13.55
ONFC	Oneida Financial Corp. (MHC)	5.72	2.64	3.07	3.45	3.20	4.99	79.51	57.73	(0.44)	8.27	(1.74)	89.30	11.70	12.86	9.75
OSHC	Ocean Shore Holding Company (MHC)	5.56	2.87	2.69	3.03	0.42	2.28	70.98	66.60	2.66	14.84	(0.64)	113.30	12.97	13.10	12.14
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	5.39	NA	NA	2.87	0.16	1.70	58.38	55.99	5.06	25.78	3.24	161.30	13.30	13.51	12.99
PSBH	PSB Holdings, Inc. (MHC)	5.22	2.87	2.35	2.84	0.55	2.54	77.44	72.78	40.51	21.45	36.15	72.60	10.85	10.99	10.39
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.43	0.37	2.42	65.85	61.97	17.10	21.87	18.41	283.20	14.57	14.88	13.87
SIFI	SI Financial Group, Inc. (MHC)	5.75	NA	NA	3.47	1.09	3.58	81.26	75.02	11.17	16.47	11.91	142.90	11.50	11.50	10.86
	Average	5.29	2.75	2.55	2.86	0.65	2.62	80.90	76.57	8.18	17.92	8.78	257.45	12.82	13.20	11.82
	Median	5.48	2.76	2.52	2.86	0.36	2.35	74.24	68.61	3.86	18.96	3.39	152.10	12.74	13.25	11.50
	Maximum	5.75	2.87	3.07	3.47	3.20	4.99	163.49	169.93	40.51	26.26	36.15	1,085.20	14.96	15.72	13.87
	Minimum	4.38	2.60	2.09	1.97	0.03	1.46	58.38	55.99	(4.72)	7.78	(5.56)	72.60	10.85	10.99	9.75
	Oritani Savings Bank	5.12	2.70	2.42	2.77	0.44	1.68	54.23	46.71	(1.93)	30.29	(2.04)	306.50	NA	NA	NA
	Variance to the Comparable Median	(0.36)	(0.06)	(0.10)	(0.09)	0.08	(0.67)	(20.01)	(21.90)	(5.79)	11.33	(5.43)	154.40	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data		
ABBC	Abington Community Bancorp, Inc. (MHC)	7.22	7.22
BCSB	BCSB Bankcorp, Inc. (MHC)	5.39	4.96
CSBK	Clifton Savings Bancorp, Inc. (MHC)	6.49	6.49
KRNY	Kearny Financial Corp (MHC)	6.75	5.61
ONFC	Oneida Financial Corp. (MHC)	7.13	4.51
OSHC	Ocean Shore Holding Company (MHC)	7.07	7.07
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	7.26	7.26
PSBH	PSB Holdings, Inc. (MHC)	7.31	6.07
RCKB	Rockville Financial, Inc. (MHC)	7.94	7.89
SIFI	SI Financial Group, Inc. (MHC)	6.42	6.35
	Average	6.90	6.34
	Median	7.10	6.42
	Maximum	7.94	7.89
	Minimum	5.39	4.51
	Oritani Savings Bank	NA	NA
	Variance to the Comparable Median	NA	NA

Exhibit 8

Selected Financial Data

		Dividends		*Current Pricing Data as of 8/30/06*						
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
	Comparable Thrift Data									
ABBC	Abington Community Bancorp, Inc. (MHC)	1.60	51.16	31.20	31.20	34.80	34.60	207.20	207.20	25.58
BCSB	BCSB Bankcorp, Inc. (MHC)	4.00	NM	NM	NM	NM	NM	232.00	252.20	9.13
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.84	181.82	NM	90.80	NM	99.00	167.80	167.80	39.13
KRNY	Kearny Financial Corp (MHC)	1.34	142.86	NM	124.30	NM	115.10	221.10	266.20	54.06
ONFC	Oneida Financial Corp. (MHC)	3.93	90.00	20.90	20.80	23.40	24.40	164.10	259.60	20.46
OSHC	Ocean Shore Holding Company (MHC)	-	-	40.50	40.50	38.20	38.10	183.50	183.50	20.15
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	1.20	51.61	47.50	47.50	42.90	42.60	183.10	183.10	34.87
PSBH	PSB Holdings, Inc. (MHC)	2.21	76.67	45.20	45.20	36.20	39.00	148.40	178.60	15.30
RCKB	Rockville Financial, Inc. (MHC)	-	NA	33.10	33.80	NA	NA	183.40	184.70	24.64
SIFI	SI Financial Group, Inc. (MHC)	1.39	51.85	47.90	43.70	42.60	41.90	179.20	181.00	19.53
	Average	1.75	80.75	38.04	53.09	36.35	54.34	186.98	206.39	26.29
	Median	1.50	64.26	40.50	43.70	37.20	40.45	183.25	184.10	22.55
	Maximum	4.00	181.82	47.90	124.30	42.90	115.10	232.00	266.20	54.06
	Minimum	-	-	20.90	20.80	23.40	24.40	148.40	167.80	9.13
	Oritani Savings Bank	NA	NA	NM	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
		Income							
	Comparable Thrift Data								
ABBC	Abington Community Bancorp, Inc. (MHC)	1,771	1,771	0.12	0.12	6,673	6,719	0.43	0.43
BCSB	BCSB Bankcorp, Inc. (MHC)	-6,890	-6,923	(1.18)	(1.19)	-7,010	-6,976	(1.20)	(1.19)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	771	771	0.03	0.03	3,160	3,160	0.11	0.11
KRNY	Kearny Financial Corp (MHC)	1,872	1,872	0.03	0.03	9,608	8,895	0.14	0.13
ONFC	Oneida Financial Corp. (MHC)	1,047	1,053	0.14	0.14	3,835	3,670	0.50	0.48
OSHC	Ocean Shore Holding Company (MHC)	700	700	0.08	0.08	2,944	2,945	0.34	0.34
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	882	882	0.07	0.07	3,716	3,741	0.31	0.31
PSBH	PSB Holdings, Inc. (MHC)	431	431	0.06	0.06	2,116	1,962	0.30	0.28
RCKB	Rockville Financial, Inc. (MHC)	2,122	2,080	0.11	0.11	7,771	7,552	NA	NA
SIFI	SI Financial Group, Inc. (MHC)	757	830	0.06	0.07	3,202	3,259	0.27	0.27
	Average	346	347	(0.05)	(0.05)	3,602	3,493	0.13	0.13
	Median	827	856	0.07	0.07	3,459	3,465	0.30	0.28
	Maximum	2,122	2,080	0.14	0.14	9,608	8,895	0.50	0.48
	Minimum	-6,890	-6,923	(1.18)	(1.19)	-7,010	-6,976	(1.20)	(1.19)
	Oritani Savings Bank	268	223	NM	NM	8,462	9,239	NM	NM
	Variance to the Comparable Median	(559)	(633)	NA	NA	5,003	5,775	NA	NA

Exhibit 9
Industry Multiples
Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ASBI	Ameriana Bancorp	13.41	42.50	NM	NM	55.90	54.60	124.80	127.90	9.78	4.77	266.67
ABNJ	American Bancorp of New Jersey, Inc.	11.90	169.00	NM	74.40	66.10	63.70	134.80	134.80	33.96	1.34	86.28
ABCW	Anchor BanCorp Wisconsin Inc.	29.28	642.10	14.90	14.70	14.60	14.60	196.40	209.20	14.72	2.32	32.50
AF	Astoria Financial Corporation	30.46	3,062.10	15.50	15.50	14.40	14.10	227.70	266.60	13.21	3.15	43.40
BOFI	B of I Holding, Inc.	7.13	59.80	19.80	19.80	21.00	21.00	91.80	91.80	8.15	-	-
BKMU	Bank Mutual Corporation	12.34	742.10	34.30	34.30	31.60	32.60	144.50	162.20	21.18	2.43	71.79
BBX	BankAtlantic Bancorp, Inc.	14.03	792.30	27.00	34.90	29.90	26.30	164.90	196.70	13.41	1.08	32.34
BFIN	BankFinancial Corporation	17.07	417.60	32.80	33.20	30.50	31.60	124.80	138.60	24.98	1.41	21.43
BKUNA	BankUnited Financial Corporation	25.34	915.60	10.20	10.30	12.10	12.20	131.50	137.00	7.21	0.08	0.71
BFBC	Benjamin Franklin Bancorp, Inc.	14.08	119.50	22.00	21.60	22.00	21.90	103.50	157.20	12.61	0.85	18.75
BHLB	Berkshire Hills Bancorp, Inc.	36.82	317.80	18.10	19.40	17.10	18.00	127.90	212.90	14.78	1.52	26.05
BFF	BFC Financial Corporation	5.44	193.50	NM	NM	41.90	NA	119.90	248.90	2.63	-	-
BRBI	Blue River Bancshares, Inc.	6.36	22.30	53.00	53.00	13.30	13.40	127.70	159.00	10.41	0.94	3.12
BYFC	Broadway Financial Corporation	10.78	17.40	14.20	14.20	10.60	10.60	104.90	104.90	6.18	1.86	19.61
BRKL	Brookline Bancorp, Inc.	13.35	822.10	41.70	41.70	38.10	39.10	139.10	152.40	34.53	2.55	211.43
CNY	Carver Bancorp, Inc.	16.74	42.10	13.50	13.50	11.50	10.60	85.30	85.30	6.41	2.15	22.76
CEBK	Central Bancorp, Inc.	30.70	48.80	NM	NM	21.60	25.10	125.40	133.00	8.95	2.35	50.70
CFBK	Central Federal Corporation	8.10	36.80	NM	NM	NM	NM	125.40	125.40	16.81	4.44	NM
CITZ	CFS Bancorp, Inc.	14.90	171.40	26.60	26.60	26.10	26.40	128.20	129.50	13.37	3.22	84.21
CBNK	Chicopee Bancorp, Inc.	14.55	108.20	NA	NA	NA	NA	NA	NA	NA	-	NA
CTZN	Citizens First Bancorp, Inc.	23.67	199.40	25.70	25.70	21.50	22.40	116.40	125.70	11.56	1.52	32.73
CSBC	Citizens South Banking Corporation	13.83	113.80	20.30	20.30	26.60	24.90	135.10	217.50	15.94	2.17	55.77
CFCP	Coastal Financial Corporation	13.47	265.10	14.00	14.20	14.60	14.30	258.50	258.50	16.33	1.48	21.25
CCBI	Commercial Capital Bancorp, Inc.	15.87	955.90	18.00	15.40	15.70	14.90	124.40	279.80	16.66	1.89	29.70
CFFC	Community Financial Corporation	24.00	51.00	13.00	13.00	12.60	12.60	143.70	143.70	11.71	2.17	25.13
DCOM	Dime Community Bancshares, Inc.	14.42	529.40	13.90	15.00	14.30	14.70	180.90	223.30	16.97	3.88	55.45
DSL	Downey Financial Corp.	61.71	1,718.90	8.70	8.70	8.80	8.80	133.20	133.60	9.84	0.65	5.70
ESBK	Elmira Savings Bank, FSB	30.00	36.10	15.00	15.00	14.30	16.70	176.00	178.30	11.74	2.80	36.40
ESBF	ESB Financial Corporation	11.40	144.00	12.40	13.20	16.80	15.10	130.90	217.60	7.80	3.51	58.82
FDT	Federal Trust Corporation	10.60	99.10	26.50	26.20	22.10	22.30	186.30	186.30	13.33	1.89	36.96
FFDF	FFD Financial Corporation	15.45	18.40	9.90	10.20	13.70	13.90	100.30	100.30	11.42	3.11	42.48
FSBI	Fidelity Bancorp, Inc.	18.55	54.80	14.50	15.90	14.60	15.80	131.40	140.80	7.52	3.02	42.52
FFFL	Fidelity Bankshares, Inc.	37.97	962.00	27.90	27.90	29.00	29.00	325.60	349.90	22.64	0.84	24.43
FBEI	First Bancorp of Indiana, Inc.	18.05	28.10	37.60	37.60	20.80	31.10	99.50	106.60	9.53	3.32	68.97
FBSI	First Bancshares, Inc.	16.20	25.20	22.50	22.50	NM	NM	93.70	95.00	10.58	0.99	NM
FBTC	First BancTrust Corporation	11.54	27.10	24.00	24.00	25.60	25.80	105.80	110.00	9.34	2.08	53.33
FCAP	First Capital, Inc.	18.25	52.00	13.80	13.80	13.50	13.50	122.20	141.50	11.60	3.73	46.26
FCFL	First Community Bank Corporation of America	20.20	77.10	19.40	22.50	22.20	23.10	243.20	246.50	21.45	-	-
FDEF	First Defiance Financial Corp.	27.17	193.90	12.40	13.20	13.10	13.30	125.30	167.50	12.77	3.53	45.19
FFSW	First Federal Banc of the Southwest, Inc.	15.65	62.50	12.20	11.90	11.40	11.30	118.90	133.20	11.11	1.79	20.44
FFBH	First Federal Bancshares of Arkansas, Inc.	23.00	115.50	13.10	13.10	14.60	15.20	146.20	146.20	13.08	2.61	35.44
FFBI	First Federal Bancshares, Inc.	18.95	23.50	NM	86.40	41.20	41.40	109.50	118.40	6.39	2.53	104.35
FFSX	First Federal Bankshares, Inc.	21.60	73.00	24.60	NA	22.00	NA	106.90	146.70	11.92	1.85	40.82
FFNM	First Federal of Northern Michigan Bancorp, Inc.	9.70	29.40	NM	62.50	32.30	27.00	84.30	95.60	10.50	2.06	66.67
FFCH	First Financial Holdings, Inc.	34.54	414.50	14.60	14.60	15.20	15.20	234.50	269.30	15.63	2.78	42.29
FFHS	First Franklin Corporation	16.01	27.00	12.10	42.40	21.60	32.60	107.90	107.90	8.45	2.25	47.30
FKFS	First Keystone Financial, Inc.	18.60	37.70	33.20	33.50	45.40	52.40	138.10	138.10	7.12	2.37	26.83
FMSB	First Mutual Bancshares, Inc.	27.75	184.50	13.90	13.90	14.30	14.30	231.60	231.60	13.38	1.62	72.81

Exhibit 9

Industry Multiples

Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FNFG	First Niagara Financial Group, Inc.	14.90	1,646.90	16.20	16.20	17.10	17.30	116.60	261.90	19.57	3.22	50.57
FNFI	First Niles Financial, Inc.	14.37	19.90	24.00	36.90	21.80	28.30	127.50	127.50	20.16	4.45	96.97
FPTB	First PacTrust Bancorp, Inc.	28.40	124.90	26.30	26.30	24.50	24.50	146.10	146.10	14.10	2.25	51.72
FPFC	First Place Financial Corp.	23.64	412.10	19.70	15.00	15.30	14.00	132.30	199.90	13.24	2.37	36.13
FBNW	FirstBank NW Corp.	28.56	173.10	21.60	17.80	20.00	19.00	216.70	282.60	19.60	1.40	27.97
FED	FirstFed Financial Corp.	50.89	845.10	6.60	6.60	7.50	7.50	132.90	133.40	8.24	-	-
FBC	Flagstar Bancorp, Inc.	14.54	923.90	8.30	8.30	11.70	11.40	114.90	114.90	6.07	4.13	48.39
FFIC	Flushing Financial Corporation	17.47	368.80	14.60	14.60	13.70	13.30	177.20	192.30	13.96	2.52	33.59
FMCO	FMS Financial Corporation	16.73	109.00	18.20	21.60	18.20	18.90	144.20	147.20	8.76	0.72	13.04
FBTX	Franklin Bank Corp.	19.91	466.40	15.10	15.10	17.50	17.90	135.30	252.10	9.22	-	-
GDW	Golden West Financial Corporation	76.08	23,514.10	15.20	15.20	15.30	15.30	249.70	249.70	18.25	0.42	6.41
GLK	Great Lakes Bancorp, Inc.	15.99	174.50	NM	NM	NA	NA	130.30	142.80	18.52	-	NA
PEDE	Great Pee Dee Bancorp, Inc.	14.85	26.60	13.80	11.80	16.10	15.30	100.10	102.80	12.49	4.31	69.57
GAFC	Greater Atlantic Financial Corp.	4.80	14.50	NM	NM	NM	NM	119.10	129.30	4.56	-	-
GSLA	GS Financial Corp.	16.51	21.10	20.60	17.20	NM	NM	78.70	78.70	11.61	2.42	NM
HARB	Harbor Florida Bancshares, Inc.	44.30	1,067.30	20.90	20.90	21.30	21.30	310.40	314.00	33.13	2.48	49.28
HARL	Harleysville Savings Financial Corporation	16.16	63.40	14.40	14.60	13.80	13.90	129.30	129.30	8.01	3.96	54.70
HWFG	Harrington West Financial Group, Inc.	16.35	89.10	11.10	10.60	11.10	10.70	137.70	153.30	7.92	3.06	33.78
HFFC	HF Financial Corp.	16.50	65.20	17.20	17.20	14.60	29.80	116.20	127.50	6.78	2.48	36.25
HIFS	Hingham Institution for Savings	37.60	79.60	18.10	18.10	14.50	14.50	158.80	158.80	12.00	2.13	38.61
HMNF	HMN Financial, Inc.	35.95	157.50	12.30	12.40	12.60	12.60	168.20	175.60	15.59	2.78	34.04
HCFC	Home City Financial Corporation	16.10	13.50	16.10	16.10	15.80	16.00	98.00	99.60	9.08	2.73	43.14
HFBC	HopFed Bancorp, Inc.	16.40	60.00	17.80	14.60	14.50	14.00	121.30	148.60	8.02	2.93	42.48
HCBK	Hudson City Bancorp, Inc.	12.96	7,381.40	24.90	24.90	24.90	24.90	138.50	138.50	22.09	2.31	56.73
IFSB	Independence Federal Savings Bank	9.85	15.30	NM	82.10	NM	NM	106.60	106.60	8.99	-	-
NDE	IndyMac Bancorp, Inc.	39.39	2,704.20	6.60	6.60	8.00	8.00	149.80	156.80	11.38	4.87	36.44
JFBI	Jefferson Bancshares, Inc.	13.31	89.10	55.50	42.50	36.00	33.60	119.50	119.50	27.24	1.80	55.41
KNBT	KNBT Bancorp, Inc.	16.16	448.00	19.20	30.00	21.00	27.00	126.00	208.30	14.38	1.98	38.96
LEGC	Legacy Bancorp, Inc.	15.10	155.70	34.30	37.40	NA	NA	105.80	108.10	19.27	0.79	NA
LNCB	Lincoln Bancorp	18.00	96.90	30.00	30.00	26.90	27.90	98.00	134.70	11.00	3.11	83.58
LSBX	LSB Corporation	17.00	77.30	NM	NM	NM	54.10	142.70	142.70	14.99	3.29	294.74
LSBI	LSB Financial Corp.	27.00	41.40	12.70	12.70	12.60	12.60	122.50	122.50	11.17	2.52	31.16
MAFB	MAF Bancorp, Inc.	41.25	1,365.40	13.80	13.80	13.10	13.10	131.50	217.00	11.93	2.42	31.11
MASB	MASSBANK Corp.	32.85	141.60	20.50	21.40	19.70	21.00	138.50	140.00	16.46	3.29	64.67
MTXC	Matrix Bancorp, Inc.	22.48	169.90	NM	NA	62.40	NA	158.40	158.40	7.88	-	-
MFLR	Mayflower Co-operative Bank	12.61	26.40	22.50	NA	21.40	NA	140.00	140.40	10.74	3.17	67.80
CASH	Meta Financial Group, Inc.	23.50	59.10	6.00	18.30	15.60	25.10	136.00	147.50	7.92	2.21	43.05
MFBC	MFB Corp.	31.75	42.40	13.90	11.90	18.40	17.40	110.20	122.20	8.40	1.70	30.64
MFSF	MutualFirst Financial, Inc.	20.72	90.50	16.70	16.70	14.90	14.90	104.40	123.90	9.40	2.90	41.01
NASB	NASB Financial, Inc.	34.75	290.80	14.20	14.20	13.60	13.60	189.60	193.30	18.76	2.59	44.12
NTBK	NetBank, Inc.	6.22	288.40	NM	NM	NM	NM	83.20	107.20	6.96	1.29	NM
NEBS	New England Bancshares, Inc.	12.75	68.20	63.80	NA	55.40	NA	120.50	124.40	26.51	0.94	48.30
NHTB	New Hampshire Thrift Bancshares, Inc.	16.89	71.00	13.20	13.20	12.60	12.70	151.90	204.80	10.63	3.08	37.69
NYB	New York Community Bancorp, Inc.	16.32	4,815.50	22.70	16.70	18.80	15.80	129.30	334.20	16.64	6.13	114.94
NAL	NewAlliance Bancshares, Inc.	14.64	1,606.30	30.50	30.00	31.20	29.60	120.90	195.70	22.59	1.64	48.94
NMIL	NewMil Bancorp, Inc.	40.30	165.80	22.40	19.90	19.60	19.50	314.80	371.80	19.13	2.18	41.75
NFSB	Newport Bancorp, Inc.	13.25	64.60	NA	NA	NA	NA	NA	NA	NA	-	NA
FFFD	North Central Bancshares, Inc.	39.50	56.20	11.40	11.40	11.10	11.10	132.60	150.10	11.33	3.34	36.06
OCFC	OceanFirst Financial Corp.	21.69	267.20	13.20	13.20	13.80	13.90	199.40	201.20	12.72	3.69	50.96

Exhibit 9
Industry Multiples
Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
PPBI	Pacific Premier Bancorp, Inc.	11.95	62.90	7.00	7.00	9.90	9.90	136.30	136.30	10.58	-	-
PBCI	Pamrapo Bancorp, Inc.	19.75	98.30	15.90	15.90	13.40	13.60	164.90	164.90	15.26	4.66	46.26
PFED	Park Bancorp, Inc.	32.50	36.20	NM	135.40	NM	NM	117.50	117.50	14.80	2.22	800.00
PVSA	Parkvale Financial Corporation	30.57	173.30	12.70	12.80	13.10	13.20	141.30	191.50	9.33	2.62	34.33
PRTR	Partners Trust Financial Group, Inc.	10.86	488.40	18.10	14.30	16.00	15.20	100.50	213.20	12.88	2.58	41.18
PFSB	PennFed Financial Services, Inc.	18.04	232.10	21.50	21.50	18.00	17.50	188.10	188.10	10.07	1.55	28.00
PFDC	Peoples Bancorp	19.00	61.60	18.30	18.30	18.60	18.80	98.50	102.70	12.38	4.00	74.51
PCBI	Peoples Community Bancorp, Inc.	19.00	91.80	20.70	20.70	28.80	21.70	96.90	143.50	8.37	3.16	90.91
PFB	PFF Bancorp, Inc.	35.90	881.20	14.50	14.60	16.20	16.40	234.00	234.80	19.59	1.89	29.73
PFSL	Pocahontas Bancorp, Inc.	15.90	73.80	28.40	28.50	24.10	25.60	143.40	194.10	10.07	2.01	48.48
PROV	Provident Financial Holdings, Inc.	30.33	212.10	13.50	13.60	10.20	12.70	155.70	155.70	13.07	1.98	19.80
PFS	Provident Financial Services, Inc.	18.65	1,225.00	21.20	20.10	20.70	20.50	118.30	204.70	20.67	2.14	42.22
PBNY	Provident New York Bancorp	13.99	596.30	26.90	26.90	28.60	28.40	152.40	273.40	21.46	1.43	40.82
PULB	Pulaski Financial Corp.	16.64	164.70	17.30	17.30	17.90	21.90	223.10	238.00	17.52	2.04	34.95
PVFC	PVF Capital Corp.	9.95	76.80	16.60	15.60	16.10	15.10	112.40	112.40	8.60	2.97	47.74
RPFG	Rainier Pacific Financial Group, Inc.	18.44	122.20	38.40	38.40	41.90	41.90	132.80	133.00	12.31	1.30	54.55
RIVR	River Valley Bancorp	18.09	29.10	14.60	14.60	15.90	15.90	125.70	125.90	8.88	4.31	68.42
RVSB	Riverview Bancorp, Inc.	13.13	151.80	14.30	14.50	14.10	14.50	162.30	226.20	19.12	2.89	37.63
ROME	Rome Bancorp, Inc.	12.88	113.30	32.20	32.20	33.90	34.30	140.00	140.00	37.97	2.33	76.63
SVBI	Severn Bancorp, Inc.	18.96	173.50	10.50	10.50	10.80	10.80	217.50	218.40	19.18	1.27	12.70
SSFC	South Street Financial Corp.	8.99	26.60	20.40	20.40	16.70	16.10	103.00	103.00	10.30	4.45	74.07
SOV	Sovereign Bancorp, Inc.	20.68	9,758.40	NM	15.10	19.30	13.30	115.40	353.70	10.76	1.55	25.27
SUPR	Superior Bancorp	11.75	239.10	49.00	49.00	NM	73.10	223.80	252.40	15.48	-	-
SYNF	Synergy Financial Group, Inc.	15.81	179.40	39.50	39.50	39.50	39.60	189.80	191.30	17.95	1.52	52.50
TSH	Teche Holding Company	50.50	112.80	15.00	15.00	18.60	19.20	181.10	193.30	16.10	2.30	40.59
THRD	TF Financial Corporation	30.40	87.30	14.90	14.60	14.70	14.60	130.30	140.50	12.15	2.50	36.23
TONE	TierOne Corporation	34.30	622.50	15.00	14.50	15.70	15.60	188.30	223.10	18.74	0.82	11.93
TSBK	Timberland Bancorp, Inc.	39.03	147.80	17.40	17.40	18.20	18.20	187.50	206.40	26.55	1.84	30.70
TRST	TrustCo Bank Corp NY	11.02	826.80	16.20	16.20	15.30	15.70	385.00	386.00	27.79	5.81	88.89
UCFC	United Community Financial Corp.	12.67	392.10	15.10	15.10	15.30	15.30	145.30	167.30	14.85	2.84	42.47
WFSL	Washington Federal, Inc.	22.14	1,931.90	13.80	13.80	13.70	13.70	158.50	166.20	21.95	3.70	49.69
WM	Washington Mutual, Inc.	42.28	40,736.30	13.40	11.20	11.90	11.70	154.80	235.30	11.53	4.92	57.06
WSB	Washington Savings Bank, F.S.B.	8.70	64.60	14.50	19.00	14.00	12.70	109.90	109.90	13.73	-	-
WAYN	Wayne Savings Bancshares, Inc.	14.75	49.60	20.50	20.50	26.80	28.00	139.60	150.10	12.37	3.25	87.27
WGBC	Willow Grove Bancorp, Inc.	16.02	238.70	15.40	15.50	17.40	15.90	116.70	242.70	15.13	3.00	52.17
WSFS	WSFS Financial Corporation	63.50	422.40	14.60	14.50	15.00	14.70	220.70	222.40	13.91	0.50	7.08
WVFC	WVS Financial Corp.	16.40	38.30	11.40	11.40	13.60	13.60	130.20	130.20	9.08	3.90	52.89
	All Fully Converted Average		949.52	19.67	22.41	20.31	20.57	147.06	172.79	14.00	2.25	51.84
	All Fully Converted Median		123.55	16.20	16.15	16.20	15.90	132.45	150.10	12.55	2.28	41.10
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	14.96	228.70	24.18	24.18	25.40	25.26	103.00	103.00	22.74	1.60	51.16
ACFC	Atlantic Coast Federal Corporation (MHC)	17.67	250.00	28.75	28.85	30.16	29.50	110.15	111.59	27.45	2.26	85.00
BCSB	BCSB Bankcorp, Inc. (MHC)	12.50	73.90	NM	NM	NM	NM	102.66	106.43	8.70	4.00	NM
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	12.20	161.30	24.44	NM	26.16	NM	92.08	92.08	33.90	-	-
CFFN	Capitol Federal Financial (MHC)	34.76	2,574.20	33.63	33.63	31.21	31.21	106.76	106.76	26.63	5.75	328.14
CHFN	Charter Financial Corporation (MHC)	38.99	773.30	37.09	37.09	32.19	39.42	99.43	100.16	47.17	4.62	619.40
CHEV	Cheviot Financial Corp. (MHC)	11.85	112.10	41.39	41.39	36.75	36.75	87.46	87.46	31.38	2.36	130.00

Exhibit 9
Industry Multiples
Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.89	324.10	53.36	53.36	52.79	52.79	92.69	92.69	32.84	1.84	181.82
COBK	Colonial Bankshares, Inc. (MHC)	12.61	57.00	28.49	28.49	26.78	26.85	92.35	92.35	14.79	-	-
FFCO	FedFirst Financial Corp. (MHC)	10.07	67.50	55.95	55.95	201.53	61.11	87.67	88.92	22.54	-	-
GOV	Gouverneur Bancorp, Inc. (MHC)	13.80	31.60	27.29	27.29	20.78	22.38	90.57	90.57	22.06	2.17	29.41
ALLB	Greater Delaware Valley Savings Bank (MHC)	22.07	76.00	32.73	32.73	30.44	30.44	89.02	89.02	17.14	1.63	87.80
GCBC	Greene County Bancorp, Inc. (MHC)	14.25	59.10	23.21	23.21	20.72	20.40	95.83	95.83	17.61	3.23	85.19
HBOS	Heritage Financial Group (MHC)	13.78	155.60	29.66	29.66	32.75	32.75	96.94	96.94	32.82	1.45	74.07
HOME	Home Federal Bancorp, Inc. (MHC)	14.92	226.10	26.15	26.15	26.06	25.63	102.52	102.52	25.95	1.47	48.86
ISBC	Investors Bancorp, Inc. (MHC)	14.20	1,651.10	41.06	41.07	55.80	55.81	99.14	99.14	26.36	-	NA
JXSB	Jacksonville Bancorp, Inc. (MHC)	12.55	24.90	17.17	17.17	18.37	18.38	80.33	88.57	9.25	2.39	53.57
KRNY	Kearny Financial Corp (MHC)	14.92	1,085.20	54.47	54.47	49.10	50.83	95.16	102.65	40.84	1.34	142.86
KFFB	Kentucky First Federal Bancorp (MHC)	10.48	90.10	42.35	42.35	37.12	37.12	84.81	99.03	29.61	3.82	210.53
KFED	K-Fed Bancorp (MHC)	15.48	222.20	28.32	28.32	29.73	29.73	105.38	107.63	25.13	2.33	102.78
LSBK	Lake Shore Bancorp, Inc. (MHC)	10.70	70.80	NM	NM	NM	NM	NM	NM	NM	-	NA
MGYR	Magyar Bancorp, Inc. (MHC)	12.14	71.90	40.88	35.20	38.44	NM	89.23	89.23	16.20	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	11.36	85.40	34.64	34.64	30.62	30.62	94.01	94.22	20.69	1.76	73.08
NECB	Northeast Community Bancorp, Inc. (MHC)	11.36	150.20	NM	NM	NM	NM	NM	NM	NM	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	26.72	1,338.70	19.82	19.82	18.29	18.29	103.58	118.97	18.38	2.69	57.89
OSHC	Ocean Shore Holding Company (MHC)	12.97	113.30	29.14	29.14	28.11	28.11	98.92	98.92	18.42	-	-
ONFC	Oneida Financial Corp. (MHC)	11.70	89.30	17.34	17.25	18.72	19.42	92.32	116.43	18.64	3.93	90.00
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.10	32.30	20.15	19.89	33.00	28.71	84.27	94.45	10.26	3.13	164.00
PBCT	People's Bank (MHC)	35.91	5,103.50	27.74	26.63	27.07	27.69	132.68	136.42	37.73	2.78	97.92
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	13.30	161.30	31.53	31.53	30.44	30.29	96.73	96.73	29.62	1.20	51.61
PSBH	PSB Holdings, Inc. (MHC)	10.85	72.60	29.82	29.82	25.58	27.11	86.93	96.47	14.26	2.21	76.67
RCKB	Rockville Financial, Inc. (MHC)	14.57	283.20	25.06	25.45	26.90	27.49	98.48	98.85	22.08	-	NA
ROMA	Roma Financial Corporation (MHC)	15.20	497.50	NM	NM	NM	NM	NM	NM	NM	-	NA
SIFI	SI Financial Group, Inc. (MHC)	11.50	142.90	31.85	29.82	30.68	30.30	94.40	94.88	17.79	1.39	51.85
UCBA	United Community Bancorp (MHC)	10.59	89.60	24.22	24.22	48.44	43.85	85.64	85.64	22.58	2.64	NA
UBNK	United Financial Bancorp, Inc. (MHC)	13.03	219.80	30.46	30.46	36.38	36.39	92.31	NM	20.69	1.53	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	17.18	568.40	36.94	36.94	39.93	39.93	98.95	98.95	29.69	-	NA
WFD	Westfield Financial, Inc. (MHC)	29.00	282.10	36.06	36.06	32.54	32.54	110.84	110.84	29.48	2.07	175.00
	All MHC's Average	15.90	463.60	31.92	31.89	36.74	32.72	96.38	99.54	24.04	1.78	109.59
	All MHC's Median	13.20	152.90	29.74	29.82	30.53	30.29	95.16	97.89	22.58	1.70	80.84
	New Jersey											
ABNJ	American Bancorp of New Jersey, Inc.	11.90	169.00	NM	74.40	66.10	63.70	134.80	134.80	33.96	1.34	86.28
FMCO	FMS Financial Corporation	16.73	109.00	18.20	21.60	18.20	18.90	144.20	147.20	8.76	0.72	13.04
HCBK	Hudson City Bancorp, Inc.	12.96	7,381.40	24.90	24.90	24.90	24.90	138.50	138.50	22.09	2.31	56.73
OCFC	OceanFirst Financial Corp.	21.69	267.20	13.20	13.20	13.80	13.90	199.40	201.20	12.72	3.69	50.96
PBCI	Pamrapo Bancorp, Inc.	19.75	98.30	15.90	15.90	13.40	13.60	164.90	164.90	15.26	4.66	46.26
PFSB	PennFed Financial Services, Inc.	18.04	232.10	21.50	21.50	18.00	17.50	188.10	188.10	10.07	1.55	28.00
PFS	Provident Financial Services, Inc.	18.65	1,225.00	21.20	20.10	20.70	20.50	118.30	204.70	20.67	2.14	42.22
SYNF	Synergy Financial Group, Inc.	15.81	179.40	39.50	39.50	39.50	39.60	189.80	191.30	17.95	1.52	52.50
	New Jersey Fully Converted Average		1,207.68	22.06	28.89	26.83	26.58	159.75	171.34	17.69	2.24	47.00
	New Jersey Fully Converted Median		205.75	21.20	21.55	19.45	19.70	154.55	176.50	16.61	1.85	48.61

Exhibit 9

Industry Multiples

Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	New Jersey MHC's											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.89	324.10	53.36	53.36	52.79	52.79	92.69	92.69	32.84	1.84	181.82
COBK	Colonial Bankshares, Inc. (MHC)	12.61	57.00	28.49	28.49	26.78	26.85	92.35	92.35	14.79	-	-
ISBC	Investors Bancorp, Inc. (MHC)	14.20	1,651.10	41.06	41.07	55.80	55.81	99.14	99.14	26.36	-	NA
KRNY	Kearny Financial Corp (MHC)	14.92	1,085.20	54.47	54.47	49.10	50.83	95.16	102.65	40.84	1.34	142.86
MGYR	Magyar Bancorp, Inc. (MHC)	12.14	71.90	40.88	35.20	38.44	NM	89.23	89.23	16.20	-	NA
OSHC	Ocean Shore Holding Company (MHC)	12.97	113.30	29.14	29.14	28.11	28.11	98.92	98.92	18.42	-	-
ROMA	Roma Financial Corporation (MHC)	15.20	497.50	NM	NM	NM	NM	NM	NM	NM	-	NA
	New Jersey MHC's Average		542.87	41.23	40.29	41.84	42.88	94.58	95.83	24.91	0.45	81.17
	New Jersey MHC's Median		324.10	40.97	38.14	43.77	50.83	93.92	95.80	22.39	-	71.43

Exhibit 9
Industry Multiples
Pricing Data as of August 30, 2006

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
ABBC	Abington Community Bancorp, Inc. (MHC)	14.96	228.70	24.18	24.18	25.40	25.26	103.00	103.00	22.74	1.60	51.16
BCSB	BCSB Bankcorp, Inc. (MHC)	12.50	73.90	NM	NM	NM	NM	102.66	106.43	8.70	4.00	NM
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.89	324.10	53.36	53.36	52.79	52.79	92.69	92.69	32.84	1.84	181.82
KRNY	Kearny Financial Corp (MHC)	14.92	1,085.20	54.47	54.47	49.10	50.83	95.16	102.65	40.84	1.34	142.86
OSHC	Ocean Shore Holding Company (MHC)	12.97	113.30	29.14	29.14	28.11	28.11	98.92	98.92	18.42	-	-
ONFC	Oneida Financial Corp. (MHC)	11.70	89.30	17.34	17.25	18.72	19.42	92.32	116.43	18.64	3.93	90.00
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	13.30	161.30	31.53	31.53	30.44	30.29	96.73	96.73	29.62	1.20	51.61
PSBH	PSB Holdings, Inc. (MHC)	10.85	72.60	29.82	29.82	25.58	27.11	86.93	96.47	14.26	2.21	76.67
RCKB	Rockville Financial, Inc. (MHC)	14.57	283.20	25.06	25.45	26.90	27.49	98.48	98.85	22.08	-	NA
SIFI	SI Financial Group, Inc. (MHC)	11.50	142.90	31.85	29.82	30.68	30.30	94.40	94.88	17.79	1.39	51.85
	Comparable Average		257.45	32.97	32.78	31.97	32.40	96.13	100.70	22.59	1.75	80.75
	Comparable Median		152.10	29.82	29.82	28.11	28.11	95.95	98.88	20.36	1.50	64.26
	All Fully Converted Average		949.52	19.67	22.41	20.31	20.57	147.06	172.79	14.00	2.25	51.84
	All Fully Converted Median		123.55	16.20	16.15	16.20	15.90	132.45	150.10	12.55	2.28	41.10
	All MHC's Average		463.60	31.92	31.89	36.74	32.72	96.38	99.54	24.04	1.78	109.59
	All MHC's Median		152.90	29.74	29.82	30.53	30.29	95.16	97.89	22.58	1.70	80.84
	New Jersey Fully Converted Average		1,207.68	22.06	28.89	26.83	26.58	159.75	171.34	17.69	2.24	47.00
	New Jersey Fully Converted Median		205.75	21.20	21.55	19.45	19.70	154.55	176.50	16.61	1.85	48.61
	New Jersey MHC's Average		542.87	41.23	40.29	41.84	42.88	94.58	95.83	24.91	0.45	81.17
	New Jersey MHC's Median		324.10	40.97	38.14	43.77	50.83	93.92	95.80	22.39	-	71.43

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 8/30/06

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO: After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	46.60	NA	52.00
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	-7.00	NA	-5.00
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	12.00	NA	13.60
Q3'06	**Average**					**81.50**	**17.00**	**18.50**	**17.20**	**NA**	**20.20**
	Median					**79.67**	**10.00**	**12.00**	**12.00**	**NA**	**13.60**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	10.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19	7.00	5.50	2.90	0.10	7.00
Q2'06	**Average**					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**8.50**
	Median					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**8.50**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	5.90
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	21.40
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	-2.00
Q1'06	**Average**					**79.02**	**7.25**	**5.30**	**3.83**	**6.77**	**8.43**
	Median					**82.27**	**7.25**	**5.00**	**5.50**	**4.30**	**5.90**
2006 YTD	**Average**					**79.54**	**11.97**	**10.86**	**10.00**	**6.58**	**12.86**
	Median					**79.93**	**8.00**	**6.95**	**5.75**	**4.30**	**8.50**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39	NA	0.00	-6.00	-5.70	-7.00
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40	0.20	0.70	5.20	16.80	42.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52	12.50	11.50	9.50	15.60	71.80
Q4'05	**Average**					**82.44**	**6.35**	**4.07**	**2.90**	**8.90**	**35.60**
	Median					**82.52**	**6.35**	**0.70**	**5.20**	**15.60**	**42.00**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92	10.00	5.00	7.00	-2.50	15.90
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38	17.50	15.70	17.00	13.70	30.30
Q3'05	**Average**					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**23.10**
	Median					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**23.10**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47	6.00	6.90	7.50	5.70	26.10
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17	7.50	7.20	9.30	10.00	37.80
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70	10.00	2.50	1.50	1.50	17.50
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05	4.80	10.50	19.60	38.90	45.70
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98	-6.60	-7.10	-14.50	-9.00	0.70
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55	-0.50	-0.10	-5.00	7.90	22.00
Q2'05	**Average**					**83.49**	**3.53**	**3.32**	**3.07**	**9.17**	**24.97**
	Median					**84.61**	**5.40**	**4.70**	**4.50**	**6.80**	**24.05**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87	-1.50	-6.50	-12.50	8.40	33.00
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36	7.90	11.00	12.40	15.50	4.80
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04	13.90	14.30	10.80	6.00	49.20
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39	-1.00	0.00	-0.80	-6.00	5.00
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	87.78	-6.50	-4.00	-1.50	-8.60	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45	2.00	0.00	0.50	-3.50	-4.50

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 8/30/06

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
Q1`05	Average					85.82	2.47	2.47	1.48	1.97	12.92
	Median					87.33	0.50	-	(0.15)	1.25	4.90
2005	Average					83.67	4.76	3.98	3.53	6.16	22.37
	Median					84.38	5.40	2.50	5.20	6.00	22.00
1/1/2005	Average					82.35	6.96	6.18	5.60	6.25	19.33
8/30/2006	Median					82.52	7.00	5.00	5.50	5.85	15.90

Oritani Financial Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	19.23						
Price-Core Earnings Ratio P/E	Mid	21.74	32.40	28.11	42.88	50.83	32.72	30.29
	Max	23.81						
	Smax	26.32						
	Min	70.08%						
Price-to-Book Ratio P/B	Mid	74.40%	96.13%	95.95%	94.58%	93.92%	96.38%	95.16%
	Max	78.00%						
	Smax	81.43%						
	Min	70.08%						
Price-to-Tangible Book Ratio P/TB	Mid	74.40%	100.70%	98.88%	95.83%	95.80%	99.54%	97.89%
	Max	78.00%						
	Smax	81.43%						
	Min	21.24%						
Price-to-Assets Ratio P/A	Mid	24.20%	22.59%	20.36%	24.91%	22.39%	24.04%	22.58%
	Max	26.97%						
	Smax	29.97%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y		
Period Ended June 30, 2006		$	8,462 (1)
Pre-Conversion Book Value	B		
As of June 30, 2006		$	150,135
Pre-Conversion Assets	A		
As of June 30, 2006		$	1,031,421
Return on Money	R		3.43% (2)
Conversion Expenses		$	3,590
	X		1.14% (3)
Proceeds Not Invested		$	37,920 (4)
Estimated ESOP Borrowings		$	25,280
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings		$	1,264 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	12,640 (6)
MRP Purchases	M		4.00%
MRP Expense		$	2,528
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		35.00%
Percentage Sold	PCT		100.00%
Amount to be issued to Public		$	316,000 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended June 30, 2006.
(2) Net Return assumes a reinvestment rate of 5.27 percent (the 1 year Treasury at June 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $316,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $316,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $316,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	31,600,000	$ 10.00	$ 316,000,000
Range:			
- Minimum	26,860,000	$ 10.00	268,600,000
- Maximum	36,340,000	10.00	363,400,000
- Super Maximum	41,791,000	10.00	417,910,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	26,860,000	31,600,000	36,340,000	41,791,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 268,600,000	$ 316,000,000	$ 363,400,000	$ 417,910,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	26,860,000	31,600,000	36,340,000	41,791,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 268,600,000	$ 316,000,000	$ 363,400,000	$ 417,910,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		26,860,000	31,600,000	36,340,000	41,791,000
Conversion Shares Offered		26,860,000	31,600,000	36,340,000	41,791,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 268,600	$ 316,000	$ 363,400	$ 417,910
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		268,600	316,000	363,400	417,910
Gross Proceeds		268,600	316,000	363,400	417,910
Less: Est. Conversion Expenses		(3,154)	(3,590)	(4,026)	(4,527)
Net Proceeds		265,446	312,410	359,374	413,383
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(21,488)	(25,280)	(29,072)	(33,433)
Less: MRP Adjustment	(3)	(10,744)	(12,640)	(14,536)	(16,716)
Net Proceeds Reinvested		$ 233,214	$ 274,490	$ 315,766	$ 363,234
Estimated Incremental Rate of Return		3.43%	3.43%	3.43%	3.43%
Estimated Incremental Return		$ 7,999	$ 9,415	$ 10,831	$ 12,459
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(698)	(822)	(945)	(1,087)
Less: Option Expense	(10)	(2,358)	(2,774)	(3,191)	(3,669)
Less: MRP Adjustment	(7)	(1,397)	(1,643)	(1,890)	(2,173)
Pro-forma Net Income		3,546	4,176	4,805	5,530
Earnings Before Conversion		8,462	8,462	8,462	8,462
Earnings Excluding Adjustment		12,008	12,638	13,267	13,992
Earnings Adjustment	(6)	816	816	816	816
Earnings After Conversion		$ 12,824	$ 13,454	$ 14,083	$ 14,808

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at June 30, 2006		$ 150,135	$ 150,135	$ 150,135	$ 150,135
Net Conversion Proceeds		265,446	312,410	359,374	413,383
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(21,488)	(25,280)	(29,072)	(33,433)
Less: MRP Adjustment	(2)	(10,744)	(12,640)	(14,536)	(16,716)
Pro-forma Equity		$ 383,349	$ 424,625	$ 465,901	$ 513,369
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 383,349	$ 424,625	$ 465,901	$ 513,369
Pro-forma Assets					
Total Assets at June 30, 2006		$ 1,031,421	$ 1,031,421	$ 1,031,421	$ 1,031,421
Net Conversion Proceeds		265,446	312,410	359,374	413,383
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(21,488)	(25,280)	(29,072)	(33,433)
Less: MRP Adjustment	(2)	(10,744)	(12,640)	(14,536)	(16,716)
Pro-forma Total Assets		1,264,635	1,305,911	1,347,187	1,394,655
Stockholder's Equity Per Share *					
Equity at June 30, 2006		$ 5.59	$ 4.75	$ 4.13	$ 3.59
Estimated Net Proceeds		9.88	9.89	9.89	9.89
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		14.27	13.44	12.82	12.28
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 14.27	$ 13.44	$ 12.82	$ 12.28

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

	Note	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.34	$ 0.29	$ 0.25	$ 0.22
Incremental return Per Share	(8)	0.32	0.32	0.32	0.32
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.10)	(0.10)	(0.10)	(0.10)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		0.03	0.03	0.02	0.02
Pro Forma Earnings Per Share *	(8)	$ 0.52	$ 0.46	$ 0.42	$ 0.38
Shares Utilized for EPS		24,818,640	29,198,400	33,578,160	38,614,884
Pro-forma Ratios					
Price/EPS without Adjustment		20.41	23.26	25.00	27.78
Price/EPS with Adjustment		19.23	21.74	23.81	26.32
Price/Book Value per Share		70.08%	74.40%	78.00%	81.43%
Price/Tangible Book Value		70.08%	74.40%	78.00%	81.43%
Market Value/Assets		21.24%	24.20%	26.97%	29.97%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Pensions funding and gain on sale of branch tax impacted at 35%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations									
Total Shares Offered			26,860		31,600		36,340		41,791
Price Per Share		$	10	$	10	$	10	$	10
Gross Proceeds		$	268,600	$	316,000	$	363,400	$	417,910
Estimated Insider Purchases			(3,638)		(3,638)		(3,638)		(3,638)
ESOP Purchases			(21,488)		(25,280)		(29,072)		(33,433)
Proceeds to Base Fee On		$	243,474	$	287,082	$	330,690	$	380,839
Underwriters Percentage			1.00%		1.00%		1.00%		1.00%
Underwriters Fee		$	2,435	$	2,871	$	3,307	$	3,808
Other Expenses			719		719		719		719
Total Expense		$	3,154	$	3,590	$	4,026	$	4,527
Share Calculations									
Shares Sold			26,860,000		31,600,000		36,340,000		41,791,000
Shares Issued to MHC			-		-		-		-
Shares Issued to Foundation			-		-		-		-
Shares Outstanding			26,860,000		31,600,000		36,340,000		41,791,000
Less: New ESOP Adjustment			(2,148,800)		(2,528,000)		(2,907,200)		(3,343,280)
Less: Old ESOP Adjustment	(1)		-		-		-		-
Plus: New SOP 93-6 ESOP Shares	(2)		107,440		126,400		145,360		167,164
Plus: Old SOP 93-6 ESOP Shares	(2)		-		-		-		-
Shares for all EPS Calculations			24,818,640		29,198,400		33,578,160		38,614,884
MRP Shares			1,074,400		1,264,000		1,453,600		1,671,640
MRP Shares Amortized this Period			214,880		252,800		290,720		334,328
Option Shares			2,686,000		3,160,000		3,634,000		4,179,100
Option Shares Amortized this Period			537,200		632,000		726,800		835,820
MRP Dilution									
EPS		$	0.48	$	0.43	$	0.39	$	0.36
Tangible Book Value/Share		$	14.11	$	13.31	$	12.71	$	12.20
Voting Dilution			-3.85%		-3.85%		-3.85%		-3.85%
Option Dilution									
EPS		$	0.47	$	0.42	$	0.39	$	0.36
Tangible Book Value/Share		$	13.88	$	13.13	$	12.56	$	12.08
Voting Dilution			-9.09%		-9.09%		-9.09%		-9.09%
Pro Forma Tang. Equity to Tang. Assets			30.31%		32.52%		34.58%		36.81%
Pro Forma Core ROAA			1.01%		1.02%		1.04%		1.06%
Pro Forma ROAE			3.16%		3.00%		2.87%		2.74%
Pro Forma Core ROAE			3.38%		3.19%		3.05%		2.90%
Earnings Assuming Foundation Expensed			12,008		12,638		13,267		13,992
EPS Assuming Foundation Expensed		$	0.48	$	0.43	$	0.40	$	0.36

Oritani Financial Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	19.23						
Price-Core Earnings Ratio P/E	Mid	21.74	32.40	28.11	42.88	50.83	32.72	30.29
	Max	23.81						
	Smax	26.32						
	Min	69.98%						
Price-to-Book Ratio P/B	Mid	74.40%	96.13%	95.95%	94.58%	93.92%	96.38%	95.16%
	Max	78.13%						
	Smax	81.63%						
	Min	69.98%						
Price-to-Tangible Book Ratio P/TB	Mid	74.40%	100.70%	98.88%	95.83%	95.80%	99.54%	97.89%
	Max	78.13%						
	Smax	81.63%						
	Min	20.78%						
Price-to-Assets Ratio P/A	Mid	23.70%	22.59%	20.36%	24.91%	22.39%	24.04%	22.58%
	Max	26.45%						
	Smax	29.42%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y				
Period Ended June 30, 2006		$	8,462	(1)	
Pre-Conversion Book Value	B				
As of June 30, 2006		$	150,135		
Pre-Conversion Assets	A				
As of June 30, 2006		$	1,031,421		
Return on Money	R		3.43%	(2)	
Conversion Expenses		$	3,442		
	X		1.15%	(3)	
Proceeds Not Invested		$	36,781	(4)	
Estimated ESOP Borrowings		$	24,521		
ESOP Purchases	E		8.00%	(5)	
Cost of ESOP Borrowings		$	1,226	(5)	
Cost of ESOP Borrowings	S		0.00%	(5)	
Amort of ESOP Borrowings	T		20	Years	
Amort of MRP Amount	N		5	Years	
Estimated MRP Amount		$	12,260	(6)	
MRP Purchases	M		4.00%		
MRP Expense		$	2,452		
Stock Foundation Amount		$	6,010	(7)	
Stock Foundation Amount	F		2.00%	2.00%	
Foundation Opportunity Cost		$	206		
Tax Benefit	Z	$	2,104	(8)	
Tax Rate	TAX		35.00%		
Percentage Sold	PCT		100.00%		
Amount to be issued to Public		$	300,500	(9)	
Earnings Multiple			12		

(1) Net income for the twelve months ended June 30, 2006.
(2) Net Return assumes a reinvestment rate of 5.27 percent (the 1 year Treasury at June 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 35% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$300,500,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$300,500,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$300,500,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	30,050,000	$ 10.00	$ 300,500,000
Range:			
- Minimum	25,542,500	$ 10.00	255,425,000
- Maximum	34,557,500	10.00	345,575,000
- Super Maximum	39,741,125	10.00	397,411,250

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	25,542,500	30,050,000	34,557,500	39,741,125
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 255,425,000	$ 300,500,000	$ 345,575,000	$ 397,411,250
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	25,542,500	30,050,000	34,557,500	39,741,125
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 255,425,000	$ 300,500,000	$ 345,575,000	$ 397,411,250
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		25,542,500	30,050,000	34,557,500	39,741,125
Conversion Shares Offered		25,542,500	30,050,000	34,557,500	39,741,125
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 255,425	$ 300,500	$ 345,575	$ 397,411
Plus: Value issued to Foundation		5,109	6,010	6,912	7,948
Pro Forma Market Capitalization		260,534	306,510	352,487	405,359
Gross Proceeds		255,425	300,500	345,575	397,411
Less: Est. Conversion Expenses		(3,028)	(3,442)	(3,856)	(4,332)
Net Proceeds		252,397	297,058	341,719	393,079
Less: Cash issued to Foundation		(1,000)	(1,000)	(1,000)	(1,000)
Less: ESOP Adjustment	(3)	(20,843)	(24,521)	(28,199)	(32,429)
Less: MRP Adjustment	(3)	(10,421)	(12,260)	(14,099)	(16,214)
Net Proceeds Reinvested		$ 220,133	$ 259,277	$ 298,421	$ 343,436
Estimated Incremental Rate of Return		3.43%	3.43%	3.43%	3.43%
Estimated Incremental Return		$ 7,551	$ 8,893	$ 10,236	$ 11,780
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(677)	(797)	(916)	(1,054)
Less: Option Expense	(10)	(2,287)	(2,691)	(3,095)	(3,559)
Less: MRP Adjustment	(7)	(1,355)	(1,594)	(1,833)	(2,108)
Pro Forma Net Income		3,232	3,811	4,392	5,059
Earnings Before Conversion		8,462	8,462	8,462	8,462
Earnings Excluding Adjustment		11,694	12,273	12,854	13,521
Earnings Adjustment	(6)	816	816	816	816
Earnings After Conversion		$ 12,510	$ 13,089	$ 13,670	$ 14,337

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at June 30, 2006		$ 150,135	$ 150,135	$ 150,135	$ 150,135
Net Conversion Proceeds		252,397	297,058	341,719	393,079
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		5,109	6,010	6,912	7,948
Less: After Tax Expense of Foundation		(3,971)	(4,557)	(5,143)	(5,816)
Less: ESOP Adjustment	(1)	(20,843)	(24,521)	(28,199)	(32,429)
Less: MRP Adjustment	(2)	(10,421)	(12,260)	(14,099)	(16,214)
Pro Forma Equity		$ 372,406	$ 411,865	$ 451,325	$ 496,703
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Equity		$ 372,406	$ 411,865	$ 451,325	$ 496,703
Pro Forma Assets					
Total Assets at June 30, 2006		$ 1,031,421	$ 1,031,421	$ 1,031,421	$ 1,031,421
Net Conversion Proceeds		252,397	297,058	341,719	393,079
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		5,109	6,010	6,912	7,948
Less: After Tax Expense of Foundation		(3,971)	(4,557)	(5,143)	(5,816)
Less: ESOP Adjustment	(1)	(20,843)	(24,521)	(28,199)	(32,429)
Less: MRP Adjustment	(2)	(10,421)	(12,260)	(14,099)	(16,214)
Pro-forma Total Assets		1,253,692	1,293,151	1,332,611	1,377,989
Stockholder's Equity Per Share *					
Equity at June 30, 2006		$ 5.76	$ 4.90	$ 4.26	$ 3.70
Estimated Net Proceeds		9.69	9.69	9.69	9.70
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.20	0.20	0.20	0.20
Less: After Tax Expense of Foundation		(0.15)	(0.15)	(0.15)	(0.14)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		14.29	13.44	12.80	12.25
Less: Intangible		-	-	-	-
Pro Forma Tangible Equity Per Share *		$ 14.29	$ 13.44	$ 12.80	$ 12.25

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.35	$ 0.30	$ 0.26	$ 0.23
Incremental return Per Share	(8)	0.31	0.31	0.31	0.31
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.10)	(0.10)	(0.10)	(0.10)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		0.03	0.03	0.03	0.02
Pro Forma Earnings Per Share *	(8)	$ 0.52	$ 0.46	$ 0.42	$ 0.38
Shares Utilized for EPS		24,073,295	28,321,524	32,569,753	37,455,217
Pro Forma Ratios					
Price/EPS without Adjustment		20.41	23.26	25.64	27.78
Price/EPS with Adjustment		19.23	21.74	23.81	26.32
Price/Book Value per Share		69.98%	74.40%	78.13%	81.63%
Price/Tangible Book Value		69.98%	74.40%	78.13%	81.63%
Market Value/Assets		20.78%	23.70%	26.45%	29.42%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Pensions funding and gain on sale of branch tax impacted at 35%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 2% of the gross proceeds.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		25,543	30,050	34,558	39,741
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 255,425	$ 300,500	$ 345,575	$ 397,411
Estimated Insider Purchases		(3,638)	(3,638)	(3,638)	(3,638)
ESOP Purchases		(20,843)	(24,521)	(28,199)	(32,429)
Proceeds to Base Fee On		$ 230,944	$ 272,341	$ 313,738	$ 361,344
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 2,309	$ 2,723	$ 3,137	$ 3,613
Other Expenses		719	719	719	719
Total Expense		$ 3,028	$ 3,442	$ 3,856	$ 4,332
Shares Calculations					
Shares Sold		25,542,500	30,050,000	34,557,500	39,741,125
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		510,850	601,000	691,150	794,823
Shares Outstanding		26,053,350	30,651,000	35,248,650	40,535,948
Less: New ESOP Adjustment		(2,084,268)	(2,452,080)	(2,819,892)	(3,242,875)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	104,213	122,604	140,995	162,144
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		24,073,295	28,321,524	32,569,753	37,455,217
MRP Shares		1,042,134	1,226,040	1,409,946	1,621,437
MRP Shares Amortized this Period		208,427	245,208	281,989	324,287
Option Shares		2,605,335	3,065,100	3,524,865	4,053,594
Option Shares Amortized this Period		521,067	613,020	704,973	810,719
MRP Dilution					
EPS		$ 0.48	$ 0.43	$ 0.39	$ 0.36
Tangible Book Value/Share		$ 14.13	$ 13.31	$ 12.70	$ 12.17
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.47	$ 0.42	$ 0.39	$ 0.36
Tangible Book Value/Share		$ 13.90	$ 13.12	$ 12.55	$ 12.05
Voting Dilution		-9.26%	-9.26%	-9.26%	-9.26%
Pro Forma Tang. Equity to Tang. Assets		29.70%	31.85%	33.87%	36.05%
Pro Forma Core ROAA		0.98%	1.00%	1.01%	1.02%
Pro Forma ROAE		3.08%	2.91%	2.78%	2.65%
Pro Forma Core ROAE		3.29%	3.11%	2.96%	2.81%
Earnings Assuming Foundation Expensed		7,723	7,716	7,711	7,705
EPS Assuming Foundation Expensed		$ 0.32	$ 0.27	$ 0.24	$ 0.21

Oritani Financial Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$260,533,500	27.03						
Price-Core Earnings Ratio P/E	$306,510,000	32.26	54.34	40.45	42.88	50.83	49.41	42.20
	$352,486,500	37.04						
	$405,359,475	41.67						
	$260,533,500	122.40%						
Price-to-Book Ratio P/B	$306,510,000	136.80%	187.00%	183.30%	94.58%	93.92%	198.85%	183.45%
	$352,486,500	149.70%						
	$405,359,475	163.13%						
	$260,533,500	122.40%						
Price-to-Tangible Book Ratio P/TB	$306,510,000	136.80%	206.28%	183.55%	95.83%	95.80%	211.96%	196.30%
	$352,486,500	149.70%						
	$405,359,475	163.13%						
	$260,533,500	23.81%						
Price-to-Assets Ratio P/A	$306,510,000	27.73%	26.83%	23.02%	24.91%	22.39%	28.22%	25.07%
	$352,486,500	31.57%						
	$405,359,475	35.88%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended June 30, 2006		$	**8,462**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2006		$	**150,135**	
Pre-Conversion Assets	A			
As of June 30, 2006		$	**1,031,421**	
Return on Money	R		**3.43%**	(2)
Conversion Expenses		$	1,482	
	X		1.61%	(3)
Proceeds Not Invested		$	18,023	(4)
Estimated ESOP Borrowings			**12,015**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$601	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**20** Years	
Amort of MRP Amount	N		5 Years	
Estimated MRP Amount		$	**6,008**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,202	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	6,130	
Stock Foundation Amount	F		**2.00%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**30.60%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2006.
(2) Net Return assumes a reinvestment rate of 5.27 percent (the 1 year Treasury at June 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 20 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $91,955,700

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $91,955,700

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $91,955,700

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $260,533,500 at 30%	7,816,235	$10.00	$78,162,350
Appraised Value - $306,510,000 at 30%	9,195,570	$10.00	$91,955,700
Appraised Value - $352,486,500 at 30%	10,574,906	$10.00	$105,749,060
Appraised Value - $405,359,475 at 30%	12,161,142	$10.00	$121,611,420

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

		$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30.00%	30.00%	30.00%	30.00%
Minority Shares		7,816,235	9,195,570	10,574,906	12,161,142
Conversion Proceeds		26,053	30,651	35,249	40,536
Shares Offered		7,816	9,196	10,575	12,161
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 78,162	$ 91,956	$ 105,749	$ 121,611
Plus: Value issued to Foundation	(9)	5,211	6,130	7,050	8,107
Pro Forma Market Capitalization		83,373	98,086	112,799	129,718
Gross Proceeds		78,162	91,956	105,749	121,611
Less: Est. Conversion Expenses		(1,362)	(1,482)	(1,602)	(1,740)
Net Proceeds		76,800	90,474	104,147	119,871
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(1,000)	(1,000)	(1,000)	(1,000)
Less: ESOP Adjustment	(3)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(3)	(5,106)	(6,008)	(6,909)	(7,945)
Net Proceeds Reinvested		$ 60,481	$ 71,451	$ 82,421	$ 95,036
Estimated Incremental Rate of Return		3.43%	3.43%	3.43%	3.43%
Estimated Incremental Return		$ 2,074	$ 2,451	$ 2,827	$ 3,260
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(332)	(390)	(449)	(516)
Less: Option Expense	(10)	(1,121)	(1,319)	(1,516)	(1,744)
Less: Amortization of MRP	(8)	(664)	(781)	(898)	(1,033)
Pro-forma Net Income		(43)	(39)	(36)	(33)
Earnings Before Conversion		8,462	8,462	8,462	8,462
Earnings Excluding Adjustment		8,419	8,423	8,426	8,429
Earnings Adjustment	(6)	816	816	816	816
Earnings After Conversion		$ 9,235	$ 9,239	$ 9,242	$ 9,245

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

		$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at June 30, 2006		$ 150,135	$ 150,135	$ 150,135	$ 150,135
Net Conversion Proceeds		76,800	90,474	104,147	119,871
Plus: Value issued to the Foundation		5,211	6,130	7,050	8,107
Less: After Tax cost of Foundation		(4,037)	(4,635)	(5,233)	(5,920)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(2)	(5,106)	(6,008)	(6,909)	(7,945)
Pro-forma Equity		$ 212,790	$ 224,081	$ 235,373	$ 248,358
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 212,790	$ 224,081	$ 235,373	$ 248,358
Pro-forma Assets					
Total Assets at June 30, 2006		$ 1,031,421	$ 1,031,421	$ 1,031,421	$ 1,031,421
Net Conversion Proceeds		76,800	90,474	104,147	119,871
Plus: Value issued to the Foundation		5,211	6,130	7,050	8,107
Less: After Tax cost of Foundation		(4,037)	(4,635)	(5,233)	(5,920)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(2)	(5,106)	(6,008)	(6,909)	(7,945)
Pro-forma Total Assets		$ 1,094,076	$ 1,105,367	$ 1,116,659	$ 1,129,644
Stockholder's Equity Per Share *					
Equity at June 30, 2006		$ 5.76	$ 4.90	$ 4.26	$ 3.70
Estimated Net Proceeds		2.95	2.95	2.95	2.96
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.15)	(0.15)	(0.15)	(0.15)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		8.17	7.31	6.68	6.13
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 8.17	$ 7.31	$ 6.68	$ 6.13

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

	Note	$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.34	$ 0.29	$ 0.25	$ 0.22
Incremental return Per Share	(8)	0.08	0.08	0.08	0.08
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.04)	(0.04)	(0.04)	(0.04)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		0.03	0.03	0.02	0.02
Pro Forma Earnings Per Share *	(8)	$ 0.37	$ 0.31	$ 0.27	$ 0.24
Shares Utilized for EPS	(8)	25,083,124	29,509,557	33,935,990	39,026,389
Pro-forma Ratios					
Price/EPS without Adjustment		29.41	35.71	40.00	45.45
Price/EPS with Adjustment		27.03	32.26	37.04	41.67
Price/Book Value per Share		122.40%	136.80%	149.70%	163.13%
Price/Tangible Book Value		122.40%	136.80%	149.70%	163.13%
Market Value/Assets		23.81%	27.73%	31.57%	35.88%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Pensions funding and gain on sale of branch tax impacted at 35%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		7,816	9,196	10,575	12,161
Price Per Share		10	10	10	10
Gross Proceeds		78,162	91,956	105,749	121,611
Estimated Insider Purchases		-3,638	-3,638	-3,638	-3,638
ESOP Purchases		-10,213	-12,015	-13,817	-15,890
Proceeds to Base Fee On		64,311	76,303	88,294	102,083
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		643	763	883	1,021
Other Expense		719	719	719	719
Total Expense		1,362	1,482	1,602	1,740
Share Calculations					
Shares Sold		7,816,235	9,195,570	10,574,906	12,161,142
Shares Issued to MHC		17,716,048	20,842,410	23,968,771	27,564,087
Shares Issued to Foundation		521,067	613,020	704,973	810,719
Shares Outstanding		26,053,350	30,651,000	35,248,650	40,535,948
Less: New ESOP Adjustment		(1,021,291)	(1,201,519)	(1,381,747)	(1,589,009)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	51,065	60,076	69,087	79,450
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		25,083,124	29,509,557	33,935,990	39,026,389
MRP Shares		510,645	600,759	690,873	794,504
MRP Shares Amortized this Period		102,129	120,152	138,175	158,901
Option Shares		1,276,614	1,501,899	1,727,183	1,986,261
Option Shares Amortized this Period		255,323	300,380	345,437	397,252

MRP Dilution				
EPS	$ 0.34	$ 0.29	$ 0.25	$ 0.22
BV/Share	$ 8.20	$ 7.36	$ 6.74	$ 6.20
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.34	$ 0.29	$ 0.25	$ 0.22
BV/Share	$ 8.25	$ 7.44	$ 6.83	$ 6.31
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	19.45%	20.27%	21.08%	21.99%
Pro Forma Core ROAA	0.84%	0.83%	0.82%	0.81%
Pro Forma ROAE	4.02%	3.82%	3.63%	3.44%
Pro Forma Core ROAE	4.41%	4.19%	3.99%	3.78%
Earnings Assuming Foundation Expensed	4,382	3,788	3,193	2,509
EPS Assuming Foundation Expensed	$ 0.17	$ 0.13	$ 0.09	$ 0.06

Oritani Financial Corp.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$260,533,500	29.41						
Price-Core Earnings Ratio P/E	$306,510,000	34.48	54.34	40.45	42.88	50.83	49.41	42.20
	$352,486,500	40.00						
	$405,359,475	45.45						
	$260,533,500	122.40%						
Price-to-Book Ratio P/B	$306,510,000	136.80%	187.00%	183.30%	94.58%	93.92%	198.85%	183.45%
	$352,486,500	149.70%						
	$405,359,475	163.13%						
	$260,533,500	122.40%						
Price-to-Tangible Book Ratio P/TB	$306,510,000	136.80%	206.28%	183.55%	95.83%	95.80%	211.96%	196.30%
	$352,486,500	149.70%						
	$405,359,475	163.13%						
	$260,533,500	23.81%						
Price-to-Assets Ratio P/A	$306,510,000	27.73%	26.83%	23.02%	24.91%	22.39%	28.22%	25.07%
	$352,486,500	31.57%						
	$405,359,475	35.88%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended June 30, 2006		$	**8,462**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2006		$	**150,135**	
Pre-Conversion Assets	A			
As of June 30, 2006		$	**1,031,421**	
Return on Money	R		**3.43%**	(2)
Conversion Expenses		$	1,482	
	X		1.61%	(3)
Proceeds Not Invested		$	18,023	(4)
Estimated ESOP Borrowings			**12,015**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$601	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**20**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**6,008**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,202	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	6,130	
Stock Foundation Amount	F		**2.00%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**30.60%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2006.
(2) Net Return assumes a reinvestment rate of 5.27 percent (the 1 year Treasury at June 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 20 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$91,955,700$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$91,955,700$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$91,955,700$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $260,533,500 at 30%	7,816,235	$10.00	$78,162,350
Appraised Value - $306,510,000 at 30%	9,195,570	$10.00	$91,955,700
Appraised Value - $352,486,500 at 30%	10,574,906	$10.00	$105,749,060
Appraised Value - $405,359,475 at 30%	12,161,142	$10.00	$121,611,420

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

(Dollars in Thousands, Except Per Share Amounts)

	Note	$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
Minority %		30%	30%	30%	30%
Minority Shares		7,816,235	9,195,570	10,574,906	12,161,142
Conversion Proceeds		26,053	30,651	35,249	40,536
Shares Offered		7,816	9,196	10,575	12,161
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 78,162	$ 91,956	$ 105,749	$ 121,611
Plus: Value issued to Foundation	(9)	5,211	6,130	7,050	8,107
Pro Forma Market Capitalization		83,373	98,086	112,799	129,718
Gross Proceeds		78,162	91,956	105,749	121,611
Less: Est. Conversion Expenses		(1,362)	(1,482)	(1,602)	(1,740)
Net Proceeds		$ 76,800	$ 90,474	$ 104,147	$ 119,871
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(1,000)	(1,000)	(1,000)	(1,000)
Less: ESOP Adjustment	(3)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(3)	(5,106)	(6,008)	(6,909)	(7,945)
Net Proceeds Reinvested		$ 60,481	$ 71,451	$ 82,421	$ 95,036
Estimated Incremental Rate of Return		3.43%	3.43%	3.43%	3.43%
Estimated Incremental Return		$ 2,074	$ 2,451	$ 2,827	$ 3,260
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(332)	(390)	(449)	(516)
Less: Option Expense	(10)	(1,121)	(1,319)	(1,516)	(1,744)
Less: Amortization of MRP	(8)	(664)	(781)	(898)	(1,033)
Pro-forma Net Income		(43)	(39)	(36)	(33)
Earnings Before Conversion		8,462	8,462	8,462	8,462
Earnings Excluding Adjustment		8,419	8,423	8,426	8,429
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 8,419	$ 8,423	$ 8,426	$ 8,429

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

		$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at June 30, 2006		$ 150,135	$ 150,135	$ 150,135	$ 150,135
Net Conversion Proceeds		76,800	90,474	104,147	119,871
Plus: Value issued to the Foundation		5,211	6,130	7,050	8,107
Less: After Tax cost of Foundation		(4,037)	(4,635)	(5,233)	(5,920)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(2)	(5,106)	(6,008)	(6,909)	(7,945)
Pro-forma Equity		$ 212,790	$ 224,081	$ 235,373	$ 248,358
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Equity		$ 212,790	$ 224,081	$ 235,373	$ 248,358
Pro-forma Assets					
Total Assets at June 30, 2006		$ 1,031,421	$ 1,031,421	$ 1,031,421	$ 1,031,421
Net Conversion Proceeds		76,800	90,474	104,147	119,871
Plus: Value issued to the Foundation		5,211	6,130	7,050	8,107
Less: After Tax cost of Foundation		(4,037)	(4,635)	(5,233)	(5,920)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(10,213)	(12,015)	(13,817)	(15,890)
Less: MRP Adjustment	(2)	(5,106)	(6,008)	(6,909)	(7,945)
Pro-forma Total Assets		$ 1,094,076	$ 1,105,367	$ 1,116,659	$ 1,129,644
Stockholder's Equity Per Share *					
Equity at June 30, 2006		$ 5.76	$ 4.90	$ 4.26	$ 3.70
Estimated Net Proceeds		2.95	2.95	2.95	2.96
Plus: Value issued to the Foundation		0.20	0.20	0.20	0.20
Less: After Tax cost of Foundation		(0.15)	(0.15)	(0.15)	(0.15)
Less: ESOP Stock		(0.39)	(0.39)	(0.39)	(0.39)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		8.17	7.31	6.68	6.13
Less: Intangible		-	-	-	-
Pro-forma Tangible Equity Per Share *		$ 8.17	$ 7.31	$ 6.68	$ 6.13

Pro Forma Effect of Conversion Proceeds
As of June 30, 2006

	Note	$ 260,533,500 Independent Valuation	$ 306,510,000 Independent Valuation	$ 352,486,500 Independent Valuation	$ 405,359,475 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.34	$ 0.29	$ 0.25	$ 0.22
Incremental return Per Share	(8)	0.08	0.08	0.08	0.08
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.04)	(0.04)	(0.04)	(0.04)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.34	$ 0.29	$ 0.25	$ 0.22
Shares Utilized for EPS	(8)	25,083,124	29,509,557	33,935,990	39,026,389
Pro-forma Ratios					
Price/EPS without Adjustment		29.41	34.48	40.00	45.45
Price/EPS with Adjustment		29.41	34.48	40.00	45.45
Price/Book Value per Share		122.40%	136.80%	149.70%	163.13%
Price/Tangible Book Value		122.40%	136.80%	149.70%	163.13%
Market Value/Assets		23.81%	27.73%	31.57%	35.88%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		7,816	9,196	10,575	12,161
Price Per Share		10	10	10	10
Gross Proceeds		78,160	91,960	105,750	121,610
Estimated Insider Purchases		-3,638	-3,638	-3,638	-3,638
ESOP Purchases		-10,213	-12,015	-13,817	-15,890
Proceeds to Base Fee On		64,309	76,307	88,295	102,082
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		643.000	763.000	883.000	1,021.000
Other Expenses		719	719	719	719
Total Expense		1,362	1,482	1,602	1,740
Share Calculations					
Shares Sold		7,816,235	9,195,570	10,574,906	12,161,142
Shares Issued to MHC		17,716,048	20,842,410	23,968,771	27,564,087
Shares Issued to Foundation		521,067	613,020	704,973	810,719
Shares Outstanding		26,053,350	30,651,000	35,248,650	40,535,948
Less: New ESOP Adjustment		(1,021,291)	(1,201,519)	(1,381,747)	(1,589,009)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	51,065	60,076	69,087	79,450
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		25,083,124	29,509,557	33,935,990	39,026,389
MRP Shares		510,645	600,759	690,873	794,504
MRP Shares Amortized this Period		102,129	120,152	138,175	158,901
Option Shares		1,276,614	1,501,899	1,727,183	1,986,261
Option Shares Amortized this Period		255,323	300,380	345,437	397,252

MRP Dilution				
EPS	$ 0.34	$ 0.29	$ 0.25	$ 0.22
BV/Share	$ 8.20	$ 7.36	$ 6.74	$ 6.20
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.34	$ 0.29	$ 0.25	$ 0.22
BV/Share	$ 8.25	$ 7.44	$ 6.83	$ 6.31
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	19.45%	20.27%	21.08%	21.99%
Pro Forma Core ROAA	NA	NA	NA	NA
Pro Forma ROAE	4.02%	3.82%	3.63%	3.44%
Pro Forma Core ROAE	NA	NA	NA	NA
Earnings Assuming Foundation Expensed	4,382	3,788	3,193	2,509
EPS Assuming Foundation Expensed	$ 0.17	$ 0.13	$ 0.09	$ 0.06